Filed pursuant to Rule 424(b)3
Registration Statement No. 333-208778 and 333-222495

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell securities and are not an offer to buy securities in any jurisdiction where such offer or sale is not permitted.

SUBJECT TO COMPLETION

DATED JANUARY 29, 2018

Preliminary Prospectus Supplement

To Prospectus Dated January 25, 2018

Republic of Chile

US$                % Notes due

The        % notes due                 (which we refer to as the “notes”) will mature on                 ,                and will bear interest at a rate of                % per year. Interest on the notes is payable on                and                of each year, commencing on                 , 2018. Chile may redeem the notes, in whole or in part, on or after                 ,                , at par plus accrued interest as described in the section entitled “Description of the Notes—Optional Redemption” in this prospectus supplement.

The notes will be issued under an indenture and constitute a separate series of debt securities under the indenture. The indenture contains provisions regarding future modifications to the terms of the notes that differ from those applicable to Chile’s outstanding public external indebtedness issued prior to December 2, 2014. Under these provisions, which are described beginning on page 7 of the accompanying prospectus dated January 25, 2018, Chile may amend the payment provisions of any series of debt securities (including the notes) and other reserve matters listed in the indenture with the consent of the holders of: (1) with respect to a single series of debt securities, more than 75% of the aggregate principal amount of the outstanding debt securities of such series; (2) with respect to two or more series of debt securities, if certain “uniformly applicable” requirements are met, more than 75% of the aggregate principal amount of the outstanding debt securities of all series affected by the proposed modification, taken in the aggregate; or (3) with respect to two or more series of debt securities, more than 66 2/3% of the aggregate principal amount of the outstanding notes of all series affected by the proposed modification, taken in the aggregate, and more than 50% of the aggregate principal amount of the outstanding debt securities of each series affected by the proposed modification, taken individually.

The notes will constitute direct, general, unconditional and unsubordinated external indebtedness of Chile for which the full faith and credit of Chile is pledged. The notes rank and will rank without any preference among themselves and equally with all other unsubordinated external indebtedness of Chile. It is understood that this provision will not be construed so as to require Chile to make payments under the notes ratably with payments being made under any other external indebtedness.

Application will be made to list the notes on the official list of the Luxembourg Stock Exchange and to admit the notes for trading on the Euro MTF market. The underwriters expect to deliver the notes to purchasers on or about            , 2018.

Neither the Securities and Exchange Commission nor any state securities commission or regulatory body has approved or disapproved of these securities or determined that this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus supplement, together with the accompanying prospectus dated January 25, 2018, shall constitute a prospectus for the purpose of the Luxembourg law dated July 10, 2005 (as amended) on prospectuses for securities.

ANY OFFER OR SALE OF NOTES IN ANY MEMBER STATE OF THE EUROPEAN ECONOMIC AREA WHICH HAS IMPLEMENTED DIRECTIVE 2003/71/EC AND AMENDMENTS THERETO INCLUDING DIRECTIVE 2010/73/EU (THE “PROSPECTUS DIRECTIVE”) MUST BE ADDRESSED TO QUALIFIED INVESTORS (AS DEFINED IN THE PROSPECTUS DIRECTIVE).

The underwriters are offering the notes subject to various conditions. The underwriters expect to deliver the notes to purchasers on or about                 , 2018, through the book-entry facilities of The Depository Trust Company, or DTC, and its direct or indirect participants including Euroclear S.A./N.V., or Euroclear, and Clearstream Banking, société anonyme, or Clearstream.

	Public Offering Price(1)		Underwriting Discount		Proceeds to Chile (before expenses)
Per note		%		%		%	(1)
Total for the notes	US$		US$		US$

(1)	Plus accrued interest, if any, from , 2018.

Joint lead managers and bookrunners

BofA Merrill Lynch	Citigroup	Goldman Sachs & Co. LLC	J.P. Morgan

, 2018

We are responsible for the information contained in this prospectus supplement and the accompanying prospectus and in any related free-writing prospectus we prepare or authorize. We have not authorized anyone to give you any other information, and we take no responsibility for any other information that others may give you.

i

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement supplements the accompanying prospectus dated January 25, 2018, relating to Chile’s debt securities and warrants. If the information in this prospectus supplement differs from the information contained in the accompanying prospectus, you should rely on the updated information in this prospectus supplement.

You should read this prospectus supplement along with the accompanying prospectus. Both documents contain information you should consider when making your investment decision. You should rely only on the information provided in this prospectus supplement and the accompanying prospectus. Chile has not authorized anyone else to provide you with different information. Chile and the underwriters are offering to sell the notes and seeking offers to buy the notes only in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of their respective dates.

Chile is furnishing this prospectus supplement and the accompanying prospectus solely for use by prospective investors in connection with their consideration of a purchase of the notes. Chile confirms that:

•	the information contained in this prospectus supplement and the accompanying prospectus is true and correct in all material respects and is not misleading as of its date;

•	it has not omitted facts, the omission of which makes this prospectus supplement and the accompanying prospectus as a whole misleading; and

•	it accepts responsibility for the information it has provided in this prospectus supplement and the accompanying prospectus.

In connection with the offering of the notes, Citigroup Global Markets Inc., or any person acting for it, may over-allot the notes or effect transactions with a view to supporting the market price of the notes at a level higher than that which might otherwise prevail. However, there is no assurance that Citigroup Global Markets Inc., or any person acting for it, will undertake any stabilization action. Any stabilization action may begin at any time after the adequate public disclosure of the final terms of the offer of the notes and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the closing date and 60 days after the date of the allotment of the notes. Any stabilization action or over-allotment must be conducted by Citigroup Global Markets Inc., or any person acting for it, in accordance with all applicable laws and regulations.

NOTICE TO PROSPECTIVE INVESTORS IN THE EUROPEAN ECONOMIC AREA

This prospectus supplement has been prepared on the basis that any offer of notes in any Member State of the European Economic Area (“EEA”) will be made pursuant to an exemption under the Directive 2003/71/EC, as amended (“Prospectus Directive”) from the requirement to publish a prospectus for offers of notes. Accordingly any person making or intending to make an offer in that Member State of notes which are the subject of the offering contemplated in this prospectus supplement may only do so in circumstances in which no obligation arises for Chile or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither Chile nor the underwriters have authorized, nor do they authorize, the making of any offer of notes in circumstances in which an obligation arises for Chile or the underwriters to publish a prospectus for such offer. The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA.

This EEA selling restriction is in addition to any other selling restrictions set out in this prospectus supplement.

NOTICE TO PROSPECTIVE INVESTORS IN THE UNITED KINGDOM

This prospectus supplement is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) in connection with the issue or sale of any notes may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This prospectus supplement is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this prospectus supplement relates is available only to relevant persons and will be engaged in only with relevant persons.

Each underwriter has represented, warranted and agreed that:

A.	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the Securities in circumstances in which Section 21(1) of the FSMA does not apply to Chile; and

B.	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Securities in, from or otherwise involving the United Kingdom.

CERTAIN DEFINED TERMS AND CONVENTIONS

Defined Terms

Terms used but not defined in this prospectus supplement have the meanings ascribed to them in the accompanying prospectus dated January 25, 2018.

Currency of Presentation

Unless otherwise stated, Chile has converted amounts relating to a period into U.S. dollars (“U.S. dollars,” “dollars” or “US$”) or Chilean pesos (“pesos,” “Chilean pesos” or “Ps.”) using the average exchange rate for that period. For amounts at period end, Chilean pesos are translated into U.S. dollar amounts using the exchange rate at the period end. Translations of pesos to dollars have been made for the convenience of the reader only and should not be construed as a representation that the amounts in question have been, could have been or could be converted into dollars at any particular rate or at all.

SUMMARY OF THE OFFERING

This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. It is not complete and may not contain all the information that you should consider before investing in the notes. You should read this prospectus supplement and the accompanying prospectus carefully.

Issuer	Republic of Chile.

Aggregate Principal Amount	US$.

Issue Price	% plus accrued interest, if any, from , 2018.

Maturity Date	, .

Form of Securities	Chile will issue the notes in the form of one or more registered global securities without coupons.

Denominations	Chile will issue the notes in denominations of US$200,000 and integral multiples of US$1,000 in excess thereof.

Interest	Chile will pay interest semi-annually, on and of each year, commencing on , 2018. The notes will bear interest from , 2018 at the rate of % per year.

Optional Redemption	The notes will be subject to redemption at the option of Chile, on terms described under “Description of the Notes—Optional Redemption” in this prospectus supplement.

Status	The notes will constitute direct, general, unconditional and unsubordinated external indebtedness of Chile for which the full faith and credit of Chile is pledged. The notes rank and will rank without any preference among themselves and equally with all other unsubordinated external indebtedness of Chile. It is understood that this provision will not be construed so as to require Chile to make payments under the notes ratably with payments being made under any other external indebtedness.

Euro Offering	On January 25, 2018, the Republic of Chile also offered €830,000,000 principal amount of its 1.440% Notes due 2029 (the “euro-denominated notes”) in an offering registered with the Securities and Exchange Commission (“SEC”). Application has been made to list the euro-denominated notes on the official list of the Luxembourg Stock Exchange and to admit the euro-denominated notes for trading on the Euro MTF market.

Withholding Tax and Additional Amounts	Chile will make all payments on the notes without withholding or deducting any taxes imposed by Chile or any political subdivision thereof or taxing authority therein, subject to certain specified exceptions. For more information, see “Description of the Securities—Debt Securities—Additional Amounts” in the accompanying prospectus.

Taxation	For a general summary of United States federal income tax consequences resulting from the purchase, ownership and disposition of a note, holders should refer to the discussion set forth under the heading “Taxation—United States Federal Taxation” in this prospectus supplement and the accompanying prospectus.

Further Issues	Chile may from time to time, without the consent of the holders, increase the size of the issue of the notes, or issue additional debt securities having the same terms and conditions as the notes in all respects, except for the issue date, issue price and first payment on those additional notes or debt securities; provided, however, that any additional debt securities subsequently issued that, for U.S. federal income tax purposes, are not issued pursuant to a “qualified reopening” of the notes, are not treated as part of the same “issue” as the notes, or have greater than a de minimis amount of original issue discount shall have a separate CUSIP, ISIN or other identifying number from the previously outstanding notes. Additional debt securities issued in this manner will be consolidated with and will form a single series with the previously outstanding notes.

Use of Proceeds	Chile is issuing the notes offered hereby contemporaneously with the offer to purchase dated January 29, 2018. Chile expects to apply a portion of the proceeds of the notes to pay the purchase price for old notes that are validly tendered and accepted in the offer to purchase, and the balance for general governmental purposes.

Listing	Application will be made to list the notes on the official list of the Luxembourg Stock Exchange and to admit the notes for trading on the Euro MTF market.

Listing Agent	The Bank of New York Mellon SA/NV, Luxembourg Branch.

Governing Law	State of New York.

Trustee	The Bank of New York Mellon.

Paying Agent and Transfer Agent in Luxembourg	The Bank of New York Mellon SA/NV, Luxembourg Branch.

USE OF PROCEEDS

The net proceeds to Chile from the sale of the notes will be approximately US$        , after deduction of the underwriting discount and certain expenses estimated at US$        in the aggregate. Chile is issuing the notes offered hereby contemporaneously with an offer to purchase dated January 29, 2018 (the “offer to purchase”). Chile expects to apply a portion of the proceeds of the notes to pay the purchase price for old notes of Chile that are validly tendered and accepted in the offer to purchase, and the balance for general governmental purposes.

RECENT DEVELOPMENTS

The information contained in this section supplements the information about Chile corresponding to the headings below that is contained in Exhibit 99.D to Chile’s annual report on Form 18-K for the fiscal year ended December 31, 2016, as amended. To the extent the information in this section differs from the information contained in such annual report, you should rely on the information in this section. Capitalized terms not defined in this section have the meanings ascribed to them in the annual report.

CERTAIN DEFINED TERMS AND CONVENTIONS

Exchange Rates

For your convenience, Chile has provided translations of certain amounts into U.S. dollars at the exchange rates set forth in the following table, unless otherwise indicated.

Exchange Rate(1)
At January 31, 2017	Ps.648.87 per US$1.00
At February 28, 2017	Ps.645.19 per US$1.00
At March 31, 2017	Ps.662.66 per US$1.00
At April 28, 2017	Ps.664.28 per US$1.00
At May 30, 2017	Ps.675.31 per US$1.00
At June 30, 2017	Ps.663.21 per US$1.00
At July 31, 2017	Ps.651.58 per US$1.00
At August 31, 2017	Ps.628.36 per US$1.00
At September 29, 2017	Ps.636.85 per US$1.00
At October 31, 2017	Ps.636.49 per US$1.00
At November 30, 2017	Ps.642.41 per US$1.00
At December 29, 2017	Ps.615.22 per US$1.00
Average for the year ended December 31, 2017	Ps.649.33 per US$1.00

(1)	As reported by the Chilean Central Bank in accordance with paragraph 2 of article 44 of its Constitutional Organic Act.

The Chilean Central Bank reported the exchange rate for Chile’s formal exchange market at Ps.607.25 per US$1.00 as of January 10, 2018. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

REPUBLIC OF CHILE

Political Parties

Presidential and Congressional Elections

On November 19, 2017, Presidential elections were held in Chile. Among the several candidates, Sebastián Piñera, a center-right candidate and former President obtained approximately 36.6% of the votes and Alejandro Guillier, the candidate from the incumbent government coalition and current Senator, obtained approximately 22.7% of the votes. As no candidate obtained the absolute majority required to secure the presidency, a runoff election took place on December 17, 2017 between Mr. Piñera and Mr. Guillier, in which Mr. Piñera obtained approximately 54.6% of the votes. Mr. Piñera will take office on March 11, 2018, succeeding current president Michelle Bachelet.

The following tables detail the results of the presidential and congressional elections held in 2017:

2017 Presidential Election Vote

(%)

	1st round	Runoff
Center-Left(1)	22.7	45.4
Center-Right(2)	36.6	54.6
Left(3)	20.3	—
Right(4)	7.9	—
Others	12.5	—

(1)	“Center-Left” is an alliance of parties that changed its name from “Concertación” to “Nueva Mayoría” in 2013. For the 2017 presidential election, it included the following political parties: Partido Radical Socialdemócrata, Partido por la Democracia, Partido Socialista, Partido Comunista, Izquierda Ciudadana and Movimiento Amplio Social. The candidate representing the Center-Left alliance in the 2017 elections was Mr. Alejandro Guillier.
(2)	“Center-Right” parties created a coalition called “Chile Vamos” in 2015. For the 2017 presidential election, Chile Vamos included the following political parties: Unión Demócrata Independiente, Renovación Nacional, Evolución Política and Partido Regionalista Independiente. The candidate representing the Center-Right alliance in the 2017 elections was Mr. Sebastián Piñera.
(3)	Ms. Sánchez’s candidacy was supported by Partido Humanista, Partido Igualdad, Partido Liberal de Chile, Poder and Revolución Democrática.
(4)	Mr José Antonio Kast ran as an independent presidential candidate, formerly a member of Unión Demócrata Independiente.
(5)	“Others” corresponds to candidates Ms. Carolina Goic, Mr. Marco Enríquez-Ominami, Mr. Eduardo Artés and Mr. Alejandro Navarro.

Congressional Elections (Senate)

(number of senators)

2017
Revolución Democrática (Left)	1
Partido por la Democracia (Left)	4
Partido Demócrata Cristiano (Center)	3
Evolución Política (Center-Right)	2
Renovación Nacional (Center-Right)	6
Unión Demócrata Independiente (Right)	4
Partido Socialista (Left)	3

Congressional Elections (Chamber of Deputies)

(number of deputies)

2017
Partido Demócrata Cristiano (Center)	14
Partido Progresista (Center)	1
Partido por la Democracia (Left)	8
Partido Radical (Center-Left)	8
Partido Humanista (Left)	5
Revolución Democrática (Left)	10
Partido Ecologista Verde (Left)	1
Partido Igualdad (Left)	1
Partido Liberal de Chile (Center)	2
Poder (Center)	1
Revolución Democratica (Left)	10
Renovación Nacional (Center-Right)	36
Evolucion Politica (Center-Right)	6
Unión Demócrata Independiente (Right)	30
Independent (Right)	1
Partido Socialista (Left)	19
Partido Comunista (Left)	8
Federación Regionalista Verde Social (Regionalist)	4

Regional Elections

The following tables detail the results of the regional council elections held in November 2017:

Regional Council Elections (Regional Council Members)

2017
Unión Demócrata Independiente, PRI and Independents (Right)	56
Renovación Nacional and Evopoli (Center-Right)	77
Democracia Cristiana, Partido Socialista and Others (Center-Left)	70
Partido Comunista, Partido por la Democracia, Independent and Others (Center-Left)	47
Frente Amplio (Left)	18
Others	9

Total	277

Measures Implemented To Deter Terrorism and Money Laundering

In July 2017, UAF Chile together with the Financial Intelligence Unit of Guatemala, presented in GAFILAT´s XXXV Plenary a joint analysis of regional money laundering and financing of terrorism threats.

During 2017, UAF actively cooperated with its counterparts of the Dominican Republic, Argentina, Paraguay and APEC economies, providing training, exchanging best practices and organizing international workshops on money laundering and financing of terrorism.

In December 2017, the National AML/CFT Strategy completed the design and build-up of a National Action Plan 2017-2020. The plan is comprised of six strategic areas that cover 1) updating legal frameworks, 2) strengthening risk-based supervision, 3) strengthening financial investigation, 4) continuing specialized and general training, 5) strengthening interinstitutional coordination and cooperation and 6) preventing and combatting financing of terrorism. The 20 public institutions that are involved with the National Strategy have each committed to specific and concrete actions that will reinforce the prevention and combat of money laundering and financing of terrorism.

Ministry of Women and Gender Equality

Since its creation in 2015, this Ministry has pursued a broad agenda in matters related to reproductive rights. Among other initiatives, the Ministry introduced a bill to de-criminalize the interruption of pregnancies in certain cases, which was enacted and published in the Official Gazette on September 23, 2017.

This Ministry also promoted the inclusion of gender parity quotas in Congressional seats. The bill approved by Congress provided that in the November 2017 elections relating to a partial renewal of the members of the Senate and Chamber of Deputies, no political party would be allowed to promote a list of candidates with individuals of a single gender representing more than 60% of its total candidates. As a result, after the November 2017 elections the number of seats occupied by women in the Chamber of Deputies increased from 19 to 35 (of a new total of 155 seats). In the Senate, the number of seats occupied by women increased from six to 10 (of a total of 43 seats; in 2021, the Senate will increase to 50 seats).

THE ECONOMY

Gross Domestic Product

For the nine months ended September 30, 2017, real GDP increased by 1.1% compared to the same period in 2016, led primarily by an increase in consumption of 2.6%, which was partially offset by a decrease in exports of 1.4%, in each case, measured at chain volume at prior year prices. During that period, aggregate domestic demand increased by 3.0%, gross fixed capital formation decreased by 3.2% and imports increased by 5.3%, in each case compared to the same period in 2016.

Economic Performance Indicators

The following table sets forth certain macroeconomic performance indicators for the fiscal quarters indicated:

	Current Account (in millions of US$)(1)	GDP Growth (%)(2)	Domestic Demand Growth (%)(2)
2017
First quarter	(1,254)	0.1	2.8
Second quarter	(1,111)	1.0	3.8
Third quarter	(1,507)	2.2	2.5

(1)	Current account data for the periods indicated.
(2)	% change from previous year at period end.

Source: Chilean Central Bank.

The following tables present GDP and expenditures measured at current prices and in chained volume at previous period prices, each for the periods indicated:

GDP and Expenditures

(at current prices for period indicated, in billions of Chilean pesos)

	For the nine months ended September 30, 2016	For the nine months ended September 30, 2017
GDP	122,853	129,700
Aggregate Domestic Demand	121,982	128,140
Gross Fixed Capital Formation	27,949	27,410
Change in Inventories	(956)	849
Total Consumption	94,988	99,882
Private Consumption	78,748	82,462
Government Consumption	16,241	17,420
Total Exports	34,972	37,472
Total Imports	34,100	35,912
Net Exports	871	1,560

Source: Chilean Central Bank.

GDP and Expenditure

(chained volume at previous period prices, in billions of Chilean pesos)

	For the nine months ended September 30, 2016	For the nine months ended September 30, 2017
GDP	107,935	109,127
Aggregate Domestic Demand	105,110	108,281
Gross Fixed Capital Formation	23,222	22,486
Change in Inventories	(468)	1,308
Total Consumption	82,357	84,487
Private Consumption	68,265	69,923
Government Consumption	14,092	14,565
Total Exports	32,571	32,104
Total Imports	29,828	31,409
Net Exports	2,743	696

Source: Chilean Central Bank.

Composition of Demand

For the nine months ended September 30, 2017, consumption, as a percentage of GDP and measured at current prices, decreased from 77.3% to 77.0% compared to the same period in 2016. Another key component of demand, gross fixed capital formation, decreased from 22.8% of GDP to 21.1% of GDP in the nine months ended September 30, 2017 compared to the same period in 2016. Exports increased from 28.5% of GDP to 28.9% of GDP and imports decreased from 27.8% of GDP to 27.7% of GDP in the nine months ended September 30, 2017.

The following table presents GDP by categories of aggregate demand for the periods indicated:

GDP by Aggregate Demand

(percentage of total GDP, except as indicated)

	For the nine months ended September 30, 2016	For the nine months ended September 30, 2017
GDP (in billions of pesos)	122,853	129,700
Domestic Absorption	99.3	98.8
Total Consumption	77.3	77.0
Private Consumption	64.1	63.6
Government Consumption	13.2	13.4
Change in inventories	(0.8)	0.7
Gross Fixed Capital Formation	22.8	21.1
Exports of goods and services	28.5	28.9
Imports of goods and services	27.8	27.7

Source: Chilean Central Bank.

Savings and Investment

For the nine months ended September 30, 2017, total gross savings (or domestic gross investment) decreased as a percentage of GDP as a consequence of a decrease in national savings.

The following table sets forth information for savings and investments for the periods indicated:

Savings and Investment

(% of GDP)

	For the nine months ended September 30, 2016	For the nine months ended September 30, 2017
National Savings	20.4	19.8
External Savings	1.5	1.9

Total Gross Savings or Domestic Gross Investment	22.0	21.8

Source: Chilean Central Bank.

Principal Sectors of the Economy

For the nine months ended September 30, 2017, real GDP increased by 1.1% compared to the same period in 2016 to US$166.8 billion, primarily as a result of a 1.4% increase in the services sector, while the primary sector decreased by 2.0% and the manufacturing sector increased by 0.8%. This growth was mainly driven by domestic absorption, which reached 98.8% of GDP, whereas the decrease in the primary sector was led by mining and agriculture, livestock and forestry.

The following tables present the components of Chile’s GDP and their respective growth rates for the periods indicated:

Nominal GDP by Sector

(% of GDP, except as indicated)

	For the nine months ended September 30, 2016		For the nine months ended September 30, 2017
PRIMARY SECTOR:		11.9		13.4
Agriculture, livestock and forestry		3.3		3.0
Fishing		0.8		1.0
Mining		7.8		9.4
Copper		7.0		8.5
Other		0.8		0.9
MANUFACTURING SECTOR:		11.3		10.9
Foodstuffs, beverages and tobacco		4.6		4.7
Textiles, clothing and leather		0.2		0.2
Wood products and furniture		0.7		0.6
Paper and printing products		1.1		1.1
Chemicals, petroleum, rubber and plastic products		2.6		2.2
Non-metallic mineral products and base metal products		0.5		0.4
Metal products, machinery and equipment and miscellaneous manufacturing		1.7		1.7
SERVICES SECTOR:		68.4		67.3
Electricity, oil and gas and water		3.1		2.8
Construction		6.3		6.0
Trade and catering		11.1		11.0
Transport		5.3		5.0
Communications		2.9		2.9
Financial services		15.4		15.0
Housing		7.8		7.8
Personal services		11.7		12.1
Public administration		4.8		4.7
Subtotal		91.6		91.5

Net adjustments for payments made by financial institutions, VAT and import tariffs		8.4		8.5
Total GDP		100.0		100.0

Nominal GDP (in millions of Pesos)	Ps.	122,853,398	Ps.	129,699,888

Source: Chilean Central Bank.

Change in GDP by Sector

(% change from same period in previous year, except as indicated)

	For the nine months ended September 30, 2017(1)
PRIMARY SECTOR:		(2.0)
Agriculture, livestock and forestry		(1.3)
Fishing		19.0
Mining		(3.3)
Copper		(3.1)
Other		(5.1)
MANUFACTURING SECTOR:		0.8
Foodstuffs, beverages and tobacco		0.8
Textiles, clothing and leather		2.8
Wood products and furniture		0.6
Paper and printing products		0.7
Chemicals, petroleum, rubber and plastic products		(0.7)
Non-metallic mineral products and base metal products		(10.5)
Metal products, machinery and equipment and miscellaneous manufacturing		6.7
SERVICES SECTOR:		1.4
Electricity, oil and gas and water		1.6
Construction		(3.8)
Trade and catering		3.9
Transport		1.1
Communications		3.6
Financial Services		(0.5)
Housing		2.4
Personal Services		3.2
Public Administration		1.8
Subtotal		0.8%

Net adjustments for payments made by financial institutions, VAT and import tariffs		2.7
Total GDP		1.1

Real GDP (chained volume at previous year prices, in millions of pesos)	Ps.	109,127,488

(1)	Compared to the same period in 2016.

Source: Chilean Central Bank.

Primary Sector

The Chilean economy primary sector’s direct contribution to GDP was 13.4% in the nine months ended September 30, 2017, compared to 11.9% in the same period in 2016.

Agriculture, Livestock and Forestry

The agriculture, livestock and forestry sector contributed US$4.5 billion in exports during the nine months ended September 30, 2017, or 9.1% of exports by value, compared to US$4.7 billion, or 10.5%, during the same period in 2016.

Fishing

For the nine months ended September 30, 2017, the estimated catch was 2.6 million tons, of which sea-caught products accounted for 69.1%, and aquaculture accounted for 30.9%, compared to an estimated catch of 1.9 million tons in the same period in 2016 of which sea-caught products accounted for 64% and aquaculture accounted for 36%. Fishing was the only segment of the primary sector that grew during the nine months ended September 30, 2017, as compared to the same period in 2016.

Mining

For the nine months ended September 30, 2017, the mining sector accounted for 9.4% of GDP, compared to 7.8% during the same period in 2016, reflecting the impact on this sector of the increase in international copper prices (from an annual average of US$2.5 per pound in 2015 to US$2.2 per pound to 2016 and US$2.8 per pound in 2017). However, the mining sector was adversely affected by a labor conflict and a strike that impacted Chile’s largest copper mine, and contracted in real terms by 3.3% for the nine months ended September 30, 2017, compared to the same period in 2016. Mining products accounted for 52.3% and 49.6% of Chile’s total exports, totaling approximately US$25.9 billion and US$22.0 billion for the nine months ended September 30, 2017 and 2016, respectively.

Manufacturing Sector

The Chilean manufacturing sector’s direct contribution to GDP was 10.9% in the nine months ended September 30, 2017, compared to 11.3% in the same period in 2016.

The following table sets forth information regarding the output of manufacturing production for the periods indicated:

Output of Manufactured Products

(in billions of pesos and as a percentage of total)

	For the nine months ended September 30, 2016		For the nine months ended September 30, 2017
	(Ps.)	(%)	(Ps.)	(%)
Foodstuffs, beverages and tobacco	5,711	41.1	6,076	43.1
Textiles, clothing and leather	225	1.6	208	1.5
Wood products and furniture	811	5.8	777	5.5
Paper and printing products	1,332	9.6	1,469	10.4
Chemicals, petroleum, rubber and plastic products	3,147	22.7	2,842	20.2
Non-metallic mineral products and base metal products	586	4.2	497	3.5
Metal products, machinery and equipment and miscellaneous manufacturing	2,071	14.9	2,224	15.8

Total	13,885	100.0	14,093	100.0

Source: Chilean Central Bank.

For the nine months ended September 30, 2017, the manufacturing sector grew by 0.8%, compared to the same period in 2016, mainly as a result of an increase in foodstuffs, beverages and tobacco, which was partially offset by a decrease in the production of chemicals, petroleum, rubber and plastic.

For the nine months ended September 30, 2017, exports of manufactured foodstuff products totaled US$6.6 billion, compared to US$6.0 billion during the same period in 2016.

The chemicals, petroleum products, rubber and plastics industries exported approximately US$3.4 billion during the nine months ended September 30, 2017, compared to US$3.1 billion during the same period in 2016.

For the nine months ended September 30, 2017, wine exports remained stable at US$1.5 billion, compared to US$1.4 billion during the same period in 2016.

Services Sector

The Chilean service sector’s direct contribution to GDP was 67.3% in the nine months ended September 30, 2017, compared to 68.4% in the same period in 2016.

Construction

In the nine months ended September 30, 2017, the construction sector declined by 3.8% and represented 6.0% of GDP, compared to 6.3% during the same period in 2016. This decline was mainly due to new regulations applicable to the real estate sector, including the gradual application of VAT to real estate construction, which began on January 1, 2016 and led to a general decline of activity in the sector.

Energy

For the nine months ended September 30, 2017, energy consumption represented 2.8% of GDP, compared to 3.1% of GDP during the same period in 2016.

Trade and Catering

For the nine months ended September 30, 2017, a total of 4.8 million tourists visited Chile, primarily from Argentina (53.5%), Brazil (8.6%), Bolivia (7.3%), Peru (6.2%), the United States (3.0%), Venezuela (2.0%), Colombia (2.0%), Haiti (1.5%), Spain (1.2%), France (1.2%) Uruguay (1.1%) and Germany (1.1%), compared to 4.1 million for the same period in 2016, primarily from Argentina (51.6%), Brazil (8.3%), Bolivia (7.8%), Peru (7.7%), the United States (3.5%), Colombia (2.0%), Spain (1.3%), France (1.3%), Germany (1.2%) and Venezuela (1.1%).

Personal Services

For the nine months ended September 30, 2017, the personal services sector accounted for 12.1% of GDP, compared to 11.7% for the same period in 2016.

Financial Services

For the nine months ended September 30, 2017, the financial services sector contributed 15.0% to GDP, compared to 15.4% for the same period in 2016.

As of August 31, 2017, the latest data available, the market capitalization of the Latin American Integrated Market (Mercado Integrado Latinoamericana, or MILA) totaled US$933,829 million, of which Chile represented 28.5%, compared to US$789,359 million as of December 31, 2016, of which Chile represented 26.6%.

Transport and Communications

Transport. For the nine months ended September 30, 2017, the transport sector represented 5.0% of GDP, compared to 5.3% for the same period in 2016.

Communications. For the nine months ended September 30, 2017, the communications sector represented 2.9% of GDP, the same percentage of GDP that it represented in the nine months ended September 30, 2016.

As of June 30, 2017, the country had 22.3 million mobile subscribers and 3.3 million fixed telephone lines, representing a penetration rate of 121.4% for mobile telephone services and 17.9% for fixed-line services (including pay phones).

The following table provides a summary of certain information relating to the telecommunications sector in Chile:

Summary Telecommunications Sector Information

As of June 30, 2017
Lines per 100 inhabitants	17.9
Cellular subscribers per 100 inhabitants	121.4
International long distance minutes (only outgoing, million)	25,090
Internet per 100 inhabitants(1)	16.4

(1)	Refers to the number of fixed lines in service per Chilean resident, based on annual population estimates by the INE, multiplied by a factor of 100.

Source: Ministry of Transportation and Telecommunications, or SUBTEL.

Housing

For the nine months ended September 30, 2017, the housing sector represented 7.8% of GDP, remaining unchanged from the same period in 2016.

Public Administration

For the nine months ended September 30, 2017, the public administration sector represented 4.7% of GDP, compared to 4.8% during the same period in 2016.

Employment and Labor

Employment

As of September 30, 2017, the rate of unemployment stood at 6.7%, compared to a rate of unemployment of 6.8% as of September 30, 2016.

The following table presents information on employment and the labor force in Chile for the periods indicated:

Employment and Labor(1)

(in thousands of persons or percentages)

	For the nine months ended September 30, 2016	For the nine months ended September 30, 2017
Nationwide:
Labor force	8,692	8,886
Employment	8,105	8,290
Participation rate (%)	59.4	59.7
Unemployment rate (%)	6.8	6.7
Santiago:
Labor force	3,190	3,287
Employment	2,959	3,050
Participation rate (%)	61.9	63.2
Unemployment rate (%)	7.2	7.2

(1)	Constitutes an average across each period indicated.

Source: National Statistics Institute and University of Chile surveys.

For the nine months ended September 30, 2017, the manufacturing sector employed 10.7% of Chile’s labor force and contributed 10.9% of GDP, compared to 11.3% and 11.3%, respectively, for the nine months ended September 30, 2016. For the nine months ended September 30, 2017, the agriculture, livestock, forestry and fishing sectors contributed 3.0% of GDP, but accounted for 8.7% of Chile’s labor force due to the labor-intensive nature of these sectors, compared to 3.3% and 8.7%, respectively, for the nine months ended September 30, 2016. The mining sector, however, accounted for 9.4% of GDP and employed about 2.2% of Chile’s labor force, due to the less labor-intensive nature of this sector, compared to 7.8% and 2.5%, respectively, for the nine months ended September 30, 2016.

The following table presents information regarding the average percentage of the labor force working in each sector of the economy for the periods indicated:

Employment(1)

(% by sector employed)

	For the nine months ended September 30, 2016	For the nine months ended September 30, 2017
PRIMARY SECTOR	11.2	11.0
Agriculture, livestock and forestry and fishing	8.7	8.7
Mining	2.5	2.2
MANUFACTURING SECTOR	11.3	10.7
SERVICES SECTOR	77.5	78.4
Electricity, gas and water	1.0	1.2
Construction	8.79	8.4
Trade and catering	23.7	23.6
Transport and communications	8.4	8.5
Financial services	1.9	2.0
Community and social services	33.7	36.1

TOTAL	100.0	100.0

(1)	Constitutes an average across each period indicated.

Source: National Statistics Institute.

For the nine months ended September 30, 2017, women accounted on average for 41.1% of the total labor force, compared to 41.0% of the total labor force for the nine months ended September 30, 2016.

As of September 30, 2017, 9.3 million workers were enrolled in the unemployment insurance system, which manages total assets valued at US$7.2 billion.

Wages

The following table presents information regarding real wages for the period indicated:

Real Wages

(% change on previous period)

For the nine months ended September 30, 2017(1)
Average real wages	3.6%
Average change in productivity	(0.8)%

(1)	Compared to the same period in 2016.

Sources: Chilean Central Bank and National Statistics Institute.

Privatization and Infrastructure

Public Investment in Infrastructure

On January 3, 2018, Congress passed a bill that provides for the creation of the Fondo de Infraestructura S.A. (Infrastructure Fund Corporation), an investment fund 99% owned by the Chilean Treasury and 1% by CORFO (the state-owned holding company). The fund will be empowered to award public infrastructure concession agreements through public bidding processes and invest in and channel public resources into infrastructure projects sponsored by non-related third-parties (i.e., private sector). Investment decisions will be made by a board of directors composed of five presidential appointees, three of which will be independent. A committee of independent directors will be required to approve investments in non-related third-party sponsored infrastructure projects.

Public Works—Infrastructure Concessions

As of September 30, 2017, 77 concession projects had been awarded by the Ministry of Public Works, including, among others, 44 projects related to roads and highways, one project related to urban transport projects, one project related to water irrigation and one project related to the concession of the administration of the Diego Aracena airport in the Iquique region.

On November 25, 2017, the central government created a new agency, the Dirección General de Concesiones de Obras Públicas (General Directorate of Public Works Concessions), to replace the former Public Concessions Coordinator. The new agency aims to strengthen the central government’s capacity to meet current and future public infrastructure requirements, formulate and supervise a concessions plan and projects portfolio with a five years projection for the approval of the concessions committee and Congress.

Environment

Waste Management Law No. 20,920 – Framework for waste management, the extended producer’s responsibility and recycling incentives.

During the second half of 2017, the Ministry of the Environment issued a series of regulations aimed at reducing the amount of waste through a series of instruments for reuse, recycling and other types of recovery, in furtherance of the Organization for Economic Co-operation and Development (“OECD”) recommendations on waste reduction and recycling. Such instruments include, among others, eco-design requirements applicable to the manufacturing of certain products, the creation of a fund to help municipalities fund their recycling activities, and the implementation of the Extended Producer Liability (“REP” for its acronym in Spanish), which makes producers and importers of lubricant oils, electric and electronic devices, containers, packaging, batteries and tires responsible for collecting the waste created by such products in order to reuse or attend to their proper disposal.

Conservation

In 2016, a special regime for privately-owned land dedicated to conservation through the voluntary imposition of so called “Conservation Easements” was created. These encumbrances provide for a self-imposed restriction on the ability of the owner or any third parties to use the land for commercial purposes or extractive activities. In addition, two important tax benefits were approved in 2017 for private owners that donate land to the central government, in particular to national parks for conservation purposes.

Environmental Courts – First Environmental Court is created

On September 4, 2017, the members of the First Environmental Court located in Antofagasta were sworn into office. The First Environmental Court completes the system of three specialized environmental courts created to hear and adjudicate environmental disputes.

Ratification of the Kigali Amendment to the Montreal Protocol

On September 19, 2017, Chile became the first country in the Americas to ratify the Kigali Amendment to the Montreal Protocol. This protocol aims to protect the ozone layer by phasing out the production and use of substances that deplete it. The Kigali Amendment deals specifically with hydrofluorocarbons (“HFCs”). It is expected that this amendment will provide the largest, fastest, and most secure climate mitigation available in the near-term, avoiding up to 0.5°C of warming by the end of the century.

This amendment will enter into force on January 1, 2019, provided that it is ratified by at least 20 parties to the Montreal Protocol.

Poverty, Income Distribution and Social Reforms

The following table presents information regarding social public spending by the central government for the year ended December 31, 2016:

Social Public Spending

(in millions of constant Pesos)

For the year ended December 31, 2016
Health	7,585,803
Housing	528,429
Social security	10,281,948
Education	8,423,397
Other social programs	478,108
Total	27,297,686

Source: Chilean Budget Office.

Health Care System Reform

The 2018 annual public budget law allocates Ps.8,008,661 million to health expenditure (excluding infrastructure investments), compared to Ps.7,489,634 million for 2017, which represents an increase in real terms of 5.6% compared to 2017.

Educational Reforms

Law No. 21,040 was enacted on November 24, 2017 with the stated aim of establishing a new institutional framework for public education comprising kindergartens, primary schools and public secondary schools (Sistema de Educación Pública), a government guaranteed right to education and the adoption of measures to improve the quality of education. The goal is to ensure the delivery of quality education available to the population at large. From an institutional view point, the goal is expected to be achieved through the central government’s support and supply of technical supervision to educational facilities. Such support and supply shall include the creation of decentralized entities through which representatives from the local educational communities (e.g., students, parents, teachers, staff, representatives of educational institutions, etc.) will be given the opportunity to participate in the discussion of educational matters.

In addition, on December 20, 2017, the Chamber of Deputies approved a bill creating the Superior Council (Consejo Superior), a University Council (Consejo Universitario) and a regulatory body (Contraloría Universitaria), with the aim of strengthening public universities. The bill is in the Senate for its review and discussion.

Consumer Protection

On October 24, 2017, Congress passed a bill amending the current Law on the protection of consumers rights regime to expand the powers of the “SERNAC” (consumer protection agency). Among other things, the bill grants SERNAC the authority to impose fines, issue mandatory instructions, issue resolutions and police compliance directly. As of the date of this amendment, the bill is under review by the Constitutional Court.

Innovation Fund for Competitiveness

In 2017, the central government applied US$227 million to the Innovation Fund for Competitiveness (Fondo de Innovación para la Competitividad), and has allocated an estimated US$238 million for 2018.

Antitrust Legislation

Effective June 1, 2017, amendments to the Chilean antitrust law relating to the control of concentrations that were enacted in 2016 came in to full force and effect. Under the new rules, concentrations whether by virtue of a merger, acquisitions of rights or assets, joint venture, association or otherwise that meet certain thresholds (in terms of annual sales) are subject to prior notification to, and approval by, the Fiscalía Nacional Económica. On the same date, the Ministry of Economy issued Decree No. 33 setting forth the information that reporting entities must provide when reporting such operations to the Fiscalía Nacional Económica.

BALANCE OF PAYMENTS AND FOREIGN TRADE

Balance of Payments

Chile’s balance of payments recorded a deficit of US$4.0 billion for the nine months ended September 30, 2017, compared to a surplus of US$80 million for the same period in 2016.

Current Account

Chile’s current account recorded a deficit of 2.0% of GDP for the nine months ended September 30, 2017, compared to a deficit of 1.6% of GDP for the same period in 2016.

The merchandise trade surplus increased to US$4.8 billion for the nine months ended September 30, 2017, compared to US$3.8 billion for the same period in 2016.

For the nine months ended September 30, 2017, merchandise exports totaled US$49.6 billion, compared to US$44.4 billion for the same period in 2016 and imports totaled US$44.8 billion, compared to US$40.5 billion for the same period in 2016.

Capital Account and Financial Account

Chile’s capital account recorded a surplus of US$66 million for the nine months ended September 30, 2017, compared to a surplus of US$5 million for the same period in 2016.

The financial account registered a deficit of US$3.4 billion and a deficit of US$4.7 billion for the nine months ended September 30, of 2016 and 2017, respectively, which represented 1.9% of GDP in 2016 and 2.4% of GDP in 2017.

The following table sets forth Chile’s balance of payments for the periods indicated:

Balance of Payments

(in millions of US$)

	For the nine months ended September 30, 2016	For the nine months ended September 30, 2017
Current account
Current account, net	(2,874)	(3,872)
Goods and Services, net	1,287	2,475
Merchandise Trade Balance	3,844	4,756
Exports	44,379	49,585
Imports	40,535	44,830
Services	(2,557)	(2,281)
Credits	6,808	7,579
Debits	9,365	9,810
Interest, net	(5,238)	(7,579)
Interest from investment	(5,094)	(7,433)
Interest from direct investment(1)	(4,825)	(7,163)
Abroad	2,073	3,256
From abroad	6,899	10,419
Interest from portfolio investment	(92)	(78)
Dividends	991	1,128
Interest	(1,083)	(1,206)
Interest from other investment	(177)	(193)
Credits	498	569
Debits	675	762
Current transfers, net	1,077	1,232
Government transfers	1,219	1,348
Other sector transfers	(143)	(117)
Capital and financial accounts
Capital and financial accounts, net	(3,381)	(4,593)
Capital account, net	5	66
Financial account, net	(3,387)	(4,659)
Direct investment, net	(4,870)	55
Direct investment abroad	4,506	4,628
Shares and other capital	1,914	2,507
Earnings reinvested	1,338	2,648
Other capital	1,254	(527)
Direct investment to Chile	9,376	4,573
Shares and other capital	3,730	829
Earnings reinvested	2,895	5,021
Other capital(2)	2,750	(1,277)
Portfolio investment, net	(51)	(2,297)
Assets	2,140	8,129
Liabilities	2,191	5,832
Derived financial instruments, net	470	(175)
Other Investment, net(3)	984	(2,820)
Assets	243	(955)
Commercial credits	(194)	697
Loans	443	(56)
Currency and deposits	292	(1,566)
Other assets	(298)	(31)
Liabilities	(741)	1,865
Commercial credits	(380)	234
Loans(3)	(378)	1,567
Currency and deposits	17	64
Other liabilities	—	—
Assets in reserve, net	80	(4,015)
Errors and omissions, net	(518)	(853)
Financial account (excluding change in reserves)	3,466	—

Total balance of payments	80	(4,015)

(1)	Includes interest.
(2)	Net flows of liabilities by loans.
(3)	Short term net flows.

Source: Chilean Central Bank.

Merchandise Trade

Chilean trading activity is diversified among countries in the Americas, Asia and Europe.

The primary countries of origin of Chile’s imports for the nine months ended September 30, 2017 were China (from where 24.2% of total imports originated), the United States (17.9%), Brazil (8.2%), Argentina (4.3%), Germany (4.0%) and Mexico (3.4%). The primary destinations of Chile’s exports for the nine months ended September 30, 2017, were China (which received 26.1% of total exports), the United States (15.1%), Japan (9.1%), South Korea (6.1%), Brazil (5.1%), India (3.1%), Perú (2.5%), Spain (2.4%), the Netherlands (2.4%), Taiwan (1.9%) and Mexico (1.8%). During the nine months ended September 30, 2017, the proportion of Chile’s exports to Asia decreased from 49.6% to 49.2%, while the proportion of Chile’s exports to North America grew from 18.1% to 19.0%, as compared to the same period in 2016. Further, Chile’s geographical distribution of its imports during the nine months ended September 30, 2017, experienced some changes, for example, as a percentage of total imports, imports from South America and North America increased from 17.8% to 19.5% and 22.1% to 22.5% respectively, while imports from Asia have decreased from 36.7% to 36.6%.

For the nine months ended September 30, 2017, merchandise exports totaled US$49.6 billion and imports totaled US$47.6 billion. The largest portion of Chile’s imports consists of intermediate goods, such as oil and other fossil fuels, which accounted for 48.4% of total imports in the nine months ended September 30, 2017 compared to 49.5% for the same period in 2016. The share of total imports represented by consumer goods imports amounted to 32.3% in the nine months ended September 30, 2017 compared to 29.8% for the same period in 2016. Imports of capital goods represented 19.4% as a percentage of total imports for that period compared to 20.7% for the same period in 2016.

The following tables set forth information regarding exports and imports for the periods indicated:

Geographical Distribution of Merchandise Trade

(% of total exports/imports)

	For the nine months ended September 30, 2016	For the nine months ended September 30, 2017
EXPORTS (FOB)
Americas:
Argentina	1.2	1.5
Brazil	4.9	5.1
Mexico	2.1	1.8
Peru	2.6	2.5
United States	14.3	15.1
Other	8.5	8.4

Total Americas:	33.6	34.5

Europe:
France	1.4	1.3
Germany	1.2	1.6
Italy	1.5	1.4
Netherlands	2.8	2.4
Spain	2.4	2.4
United Kingdom	1.1	0.9
EFTA	0.9	0.6
Other	3.9	4.3

Total Europe:	15.2	15.0

Asia:
Japan	8.2	9.1
South Korea	7.1	6.1
Taiwan	2.0	1.9
China	27.6	26.1
India	2.4	3.1
Other	2.4	2.8

Total Asia:	49.6	49.2

Other:(1)	1.5	1.3

Total exports:	100.0	100.0

IMPORTS (CIF)
Americas:
Argentina	4.0	4.3
Brazil	7.7	8.2
Mexico	3.4	3.4
United States	17.6	17.9
Other	8.6	9.9

Total Americas:	41.2	43.7

Europe:
France	3.4	2.0
Germany	3.8	4.0
Italy	1.9	1.9
United Kingdom	0.8	0.9
EFTA	0.7	0.5
Other	8.3	7.0

Total Europe:	18.9	16.4

Asia:
Japan	3.4	3.3
South Korea	2.9	3.1
Taiwan	0.5	0.4
China	24.4	24.2
Other	5.5	5.7

Total Asia:	36.7	36.6

Other:(1)	3.2	3.3

Total imports:	100.0	100.0

(1)	Includes Africa, Oceania and other countries, including those in tax free zones.

Source: Chilean Central Bank.

Services Trade

For the nine months ended September 30, 2017, exported services decreased by 15.2% and imported services decreased by 21.9%, in each case, compared to the same period in 2016.

Foreign Direct Investment (FDI)

The following table presents foreign direct investment, including capital and debt, between 2012 and 2016 by sector:

Stock of Foreign Direct Investment (1)

(in millions of US$)

	2012	2013	2014	2015	2016
Agriculture and Fishing	1,046	1,123	1,305	1,196	1,315
Mining	65,243	66,877	66,475	72,305	72,055
Manufacturing industries	8,110	9,916	11,177	11,214	11,338
Electricity, gas and water supply	9,279	11,973	14,971	22,151	21,916
Construction	2,775	2,606	3,112	2,894	3,098
Wholesale and retail trade	9,441	11,057	9,985	7,185	6,592
Hotels and restaurants	453	418	302	239	154
Transport and storage	7,210	13,986	15,545	15,115	15,518
Communications	7,698	5,963	5,000	4,191	4,612
Financial services	52,934	55,526	64,319	67,948	75,612
Engineering and business services	1,626	1,497	1,344	2,355	2,930
Other services	1,718	2,023	2,281	2,490	2,602
Not classified	44,261	37,210	35,762	28,912	37,904

Total	211,793	220,175	231,576	238,194	255,647

(1)	Including capital and debt.

Source: Chilean Central Bank.

In November 2017, legislation providing for measures to boost productivity by expanding financing options, promoting the export of services and simplifying procedures for entrepreneurs and investors went into effect. This legislation seeks to reduce the financial cost of factoring arrangements; diversify investment products available for pension funds and insurance companies by introducing new investment alternatives, including infrastructure projects; and to simplify the tax collection system applied to interest accrued on local securities, to facilitate access to the Chilean securities’ market by foreign investors through foreign clearing systems, among other measures.

MONETARY AND FINANCIAL SYSTEM

Monetary and Exchange Rate Policy, General Overview

Monetary Policy and Interest Rate Evolution

The following table sets forth the Chilean Central Bank’s average interest rates for the periods indicated.

Chilean Central Bank Average Interest Rates

(%)

	BCP(1)(3)		BCU(2)(3)
Year	5 years	10 years	5 years	10 years	TPM
2012	5.26	5.42	2.37	2.44	5.01
2013	5.14	5.25	2.28	2.36	4.92
2014	—	—	—	—	3.76
2015	4.14	—	—	—	3.06
2016	—	—	—	—	3.50
2017 (through September 30)	—	—	—	—	2.81

(1)	BCP: Peso-denominated Chilean Central Bank notes.
(2)	BCU: UF-denominated Chilean Central Bank notes.
(3)	BCU and BCP are part of the inflation-indexed and peso-denominated financial instruments issued by the Chilean Central Bank since September 2003. See “—Monetary Policy and Interest Rate Evolution.”

Source: Chilean Central Bank.

The following table sets forth the Chilean Treasury’s interest rates for the periods indicated.

Chilean Treasury Interest Rates

(%)

	BTP(1)				BTU(2)
Year	due 2021		due 2026		due 2021		due 2026
2017 (through November 30)	3.61	(3)	4.60	(4)	0.89	(5)	1.43	(6)

(1)	BTP: Peso-denominated Chilean Treasury notes.
(2)	BTU: UF-denominated Chilean Treasury notes.
(3)	Issued May 24, 2017.
(4)	Issued June 22, 2016.
(5)	Issued June 7, 2017.
(6)	Issued July 21, 2016.

Source: Ministry of Finance.

Inflation

As of December 31, 2017, the inflation rate stood at 2.3% (year-on-year). The TPM remained stable at 2.5% through the third quarter of 2017.

The following table shows changes in the CPI and the PPI for the periods indicated.

Inflation

	Percentage Change from Previous Year at Period End
	CPI	PPI(1)
2012	1.5	0.7
2013	3.0	(2.8)
2014	4.4	0.8
2015	4.3	(5.5)
2016	3.8	8.6
2017(2)(3)	2.2	9.7

(1)	Manufacturing, mining and electricity, water, gas distribution industries, and agriculture and livestock.
(2)	PPI data for 2017 corresponds to variation from December 2016 to December 2017.
(3)	CPI data for 2017 corresponds to variation from November 2016 to November 2017.

Source: CPI, Chilean Central Bank. PPI, National Institute of Statistics.

Exchange Rate Policy

The appreciation of the Chilean peso continued during the first eleven months of 2017, with the Chilean peso trading at Ps.642 /US$1.00 on November 30, 2017.

The following table shows the fluctuations in the nominal exchange rate in 2016 and 2017.

Observed Exchange Rates(1)

(pesos per US$)

	High	Low	Average(2)	Period-End
2016	730.3	645.2	676.9	667.3
2017	679.05	615.22	649.33	615.22

(1)	The table presents the annual high, low, average and period-end observed rates for each year.
(2)	Represents the average of average monthly rates for the periods indicated.

Source: Chilean Central Bank.

International Reserves

The international reserves of the Chilean Central Bank amounted to approximately US$38.98 billion as of December 31, 2017.

The following table shows the composition of net international reserves of the Chilean Central Bank as of the dates indicated:

Net International Reserves of the Chilean Central Bank

(in millions of US$)

	As of September 30, 2016	As of September 30, 2017
Chilean Central Bank:
Assets:
Gold	10	10
SDRs	755	764
Reserve position in the IMF	223	206
Foreign exchange and bank deposits	5,283	3,222
Securities	33,163	33,534
Other assets	2	2

Total	39,437	37,738

Liabilities:
Reciprocal Credit Agreements	—	—
Bonds and promissory notes	663	350
Accounts with international organizations	83	82
SDR allocations	1,140	1,155

Total	1,887	1,587

Total international reserves, net	38,701	36,151

Source: Chilean Central Bank

Money Supply

The following tables set forth the monthly average monetary base and the average monetary aggregates as of the dates indicated:

Monetary Base(1)

(in billions of pesos)

	As of September 30, 2016	As of September 30, 2017
Currency in circulation	5,858	6,119
Bank reserves	3,995	4,309

Monetary base	9,853	10,427

(1)	There are no demand deposits at the Chilean Central Bank.

Source: Chilean Central Bank.

Monetary Aggregates

(in billions of pesos)

	As of September 30, 2016	As of September 30, 2017
Currency in circulation	5,858.2	6,118.5
Demand deposits at commercial banks	21,387.0	24,041.6

M1(1)	27,245.3	30,160.1

Total time and savings deposits at banks	86,963.4.0	90,136.5
Others	1,477.4	1,494.3

M2(2)	115,686.1	121,790.9

Foreign currency deposits at Chilean Central Bank	14,986.5	14,698.0
Documents of Chilean Central Bank	10,307.5	8,017.6
Letters of Credit	224.1	345.1
Private Bonds	19,335.5	21,620.3
Others	35,959.7	41,772.3

M3(3)	196,499.4	208,244.1

(1)	M1: Currency in circulation plus checking accounts net of float, demand deposits at commercial banks other than the former and other than demand savings deposits.
(2)	M2: M1 plus time deposits, time savings deposits, shares of mutual funds invested in up to one-year term debt instruments and collections by saving and credit cooperatives (excluding time deposit of the mutual funds previously mentioned and of saving and credit cooperatives).
(3)	M3: M2 plus deposits in foreign currency, documents issued by the Chilean Central Bank, Chilean treasury bonds, letters of credit, commercial papers, corporate bonds, shares of the other mutual funds and shares of pension funds in voluntary savings (excluding mutual funds’ and pension funds’ investments in M3 securities).

Source: Chilean Central Bank.

The following table shows selected monetary indicators for the periods indicated:

Selected Monetary Indicators

(%)

	For the nine months ended September 30, 2016	For the nine months ended September 30, 2017
M1 (% change)	(5.5)	2.2
M2 (% change)	2.4	4.0
Credit from the financial system (1)	6.3	5.3
Average annual peso deposit rate(2)	0.7	0.7

(1)	Represents real interest rates for a period of 90 to 365 days.
(2)	Represents real interest rates for a period of 90 to 365 days.

Source: Chilean Central Bank.

The following table shows liquidity and credit aggregates as of the dates indicated:

Liquidity and Credit Aggregates

(in billions of pesos)

	As of December 31,			As of September 30,
	2014	2015	2016	2016	2017
Liquidity aggregates (at period end)	8,715	9,702	10,172	9,853	10,427
Monetary base:
Currency, excluding cash in vaults at banks	5,161	5,335	5,714	5,858	6,119
M1(1)	25,491	25,957	27,588	27,245	30,160
M2(2)	90,466	101,525	113,225	115,686	121,791
M3(3)	154,604	169,445	188,428	196,499	208,244
Credit aggregates (at period end):
Private sector credit	118,176	130,871	137,643	135,557	138,040
Public sector credit	(212)	(657)	(732)	(630)	(3,051)

Total domestic credit(4)	93,072	102,942	108,282	107,510	115,235

Deposits:
Chilean peso deposits	103,013	115,477	122,747	118,828	126,753
Foreign-currency deposits	20,001	20,567	21,547	20,003	18,914

Total deposits	123,015	136,045	144,295	138,862	145,667

(1)	Currency in circulation plus peso-denominated demand deposits.
(2)	M1 plus peso-denominated savings deposits.
(3)	M2 plus deposits in foreign currency, principally U.S. dollars. Does not include government time deposits at Chilean Central Bank.
(4)	Includes capital reserves and other net assets and liabilities.

Source: Chilean Central Bank.

Financial Sector

General Overview of Banking System

On April 1, 2016, Corpbanca and Itaú Bank merged into a new entity accounting for approximately 14% of the Chilean banking market (measured by loans). Further, on November 28, 2017 the Bank of Nova Scotia Group made a binding offer to BBVA for the purchase of its 68.19% interest in Banco Bilbao Vizcaya Argentaria, Chile as well as other companies of its Chilean group that conduct banking-related activities (including BBVA Seguros Vida, S.A.). On December 5, 2017, BBVA accepted the offer and signed a purchase and sale agreement with the Bank of Nova Scotia Group subject to regulatory authorizations.

The following table provides certain statistical information on the financial system for the period indicated:

Chilean Financial System

(in millions of U.S. dollars except for percentages)

	As of September 30, 2017
	Assets		Loans		Deposits		Shareholders’ Equity(1)
	Amount	Market Share	Amount	Market Share	Amount	Market Share	Amount	Market Share
Domestically owned private-sector banks	285,945	82.6%	211,521	85.7%	157,981	80.0%	25,592	89.1%
Foreign-owned private-sector banks(2)	1,417	0.4%	117	0.0%	243	0.1%	520	1.8%

Private-sector total	287,362	83.0%	211,638	85.8%	158,223	80.2%	26,112	90.9%
Banco Estado	58,673	17.0%	35,167	14.2%	39,164	19.8%	2,600	9.1%

Total banks	346,035	100.0%	246,805	100.0%	197,388	100.0%	28,712	100.0%

(1)	Corresponds to the “Capital Básico.” This item included capital and reserves.
(2)	Foreign-owned subsidiaries of foreign banks are classified as domestically owned private-sector banks. If they were classified as foreign-owned private-sector banks, the market share of foreign-owned private-sector banks would be as follows: 43.3% assets, 44.2% loans, 38.9% deposits and 47.5% shareholders’ equity, with the corresponding reduction in the market share of domestically owned private-sector banks.

Source: SBIF.

The following table sets forth the total assets of the four largest Chilean private-sector banks, the state-owned Banco Estado and other banks in the aggregate for the period indicated:

	As of September 30, 2017
	in billions of Pesos		Market Share
Banco Santander-Chile	Ps.	35.2	16.2%
Banco Estado		36.7	17.0%
Banco de Chile		31.9	14.8%
Banco de Crédito e Inversiones		32.8	15.2%
Itaú-Corpbanca		29.2	13.5%
Other banks		50.7	23.4%

Total Banking System	Ps.	216.5	100.0%

Source: SBIF.

The following table sets forth information on bank operation efficiency indicators for the periods indicated:

Indicators of Financial System Efficiency

(%)

	For the nine months ended
	September 30, 2016	September 30, 2017
Return on assets	0.8	0.8
Return on equity	9.0	9.6
Non-performing loans as a percentage of total loans	0.8	0.8
Gross operational margin/assets	3.2	3.3
Operating expenses/operating revenue	49.4	49.0
Operating expenses/average total assets	1.6	1.6
Regulatory capital to risk-weighted assets	13.8	13.7

Source: SBIF.

Recent Developments in Banking Regulation

Draft Amendment to the General Banking Act

On June 13, 2017, the Chilean government submitted a draft bill to Congress intended to introduce significant amendments to the General Banking Act. The main purpose of the bill is to implement the Basel II and Basel III recommendations, although the draft bill also contains amendments to other provisions of the General Banking Act that are independent of these recommendations. The most significant amendments to the General Banking Act proposed to Congress are:

(i)	a strengthening of risk-based capital requirements in accordance with Basel III, which strengthening takes into account risks relating to counterparties as well as market and operational risks. In particular, the draft bill establishes an obligation on banks to enhance their provisions on capital to protect themselves from future shocks;

(ii)	a strengthening of banking supervision by the replacement of the SBIF with the Financial Market Commission, which will assume all the powers currently held by the SBIF;

(iii)	the granting of renewed discretionary powers to the Financial Market Commission, such as the authority to (a) determine new rules to weigh bank’s assets and approve each bank’s model to weigh its assets, in each case, together with the Chilean Central Bank’s approval; (b) determine requirements for the issuance and consideration as regulatory capital of Tier 1 additional instruments, such as preferred shares and perpetual bonds; (c) impose additional capital requirements in accordance with Basel III; (d) determine which banks shall be considered as critical to the banking system and impose additional capital requirements on them (up to an additional 1%-3.5% of common equity over risk-weighed-assets and up to 5% of common equity over total assets) as well as reserve requirements to guarantee liquidity;

(iv)	new rules on banks’ recovery and liquidation. Upon liquidity or solvency problems, the bank shall submit to the Financial Market Commission a regularization plan. In case such plan is not submitted or is rejected by the Financial Market Commission, an inspector or ad hoc manager (administrador provisional) may be appointed by the Financial Market Commission. While the first of these officers can only block certain actions by a bank’s management, the latter completely replaces the board of directors and assumes all of its powers. Further, the draft bill eliminates the possibility to reach a reorganization agreement with creditors (convenios) in insolvency scenarios; therefore, if the regularization plan and/or the ad hoc manager’s recovery efforts fail, the bank is liquidated;

(v)	the imposition of additional rules relating to bank secrecy to facilitate the access to certain information by the Chilean Financial Analysis Unit and the Internal Revenue Service; and

(vi)	an increase in deposit guarantees by Chile.

Congressional discussion and analysis of the draft bill is at an early stage.

Capital Markets

Capital Markets Reforms

On December 14, 2017 the Financial Market Commission (Comisión para el Mercado Financiero or “CMF”) initiated the regulation of financial markets, assuming the tasks of the Securities and Insurance Superintendence (Superintendencia de Valores y Seguros or “SVS”), which will be dissolved on January 15, 2018. The CMF is governed by a five-member board.

Stock Exchanges

As of September 30, 2017, the Santiago Stock Exchange carried 212 listed companies.

The table below summarizes recent value and performance indicators for the Santiago Stock Exchange for the periods indicated:

Indicators for the Santiago Stock Exchange

As of December 31,	Market Capitalization (in billions of US$)		Annual Trading Volume (in billions of US$)	IGPA(1)	IPSA(2)
2012	313.3		45.6	21,070.28	4,301.38
2013	266.0		45.8	18,227.05	3,699.19
2014	233.0		32.4	18,870.41	3,850.96
2015	191.0		20.7	18,151.50	3,680.21
2016	209.9		23.6	20,734.17	4,151.39
2017	—	(3)	37.7	27,980.78	5,564.60

(1)	The General Stock Price Index (Índice General de Precios de Acciones, or IGPA) is an index weighted by market capitalization that measures the price variations of any stocks listed on the Santiago Stock Exchange with an annual trading volume of at least UF10,000 (US$420,792 as of December 31, 2017).
(2)	The Selective Stock Price Index (Índice de Precios Selectivo de Acciones, or IPSA) is an index tied to the stocks on the Santiago Stock Exchange with a market capitalization of at least US$200 million.
(3)	Market capitalization for 2017 is not available as of the date of this amendment to the Annual Report.

Source: Santiago Stock Exchange.

The following table sets forth a summary of consolidated trading volume on the Santiago, Electronic and Valparaíso Stock Exchanges for the periods indicated:

Consolidated Trading Volume on the Santiago, Electronic and Valparaíso

Stock Exchanges (in billions of US$)

	2012	2013	2014	2015	2016
Equity	52.4	53.6	35.9	N.A.	N.A.
Fixed income securities	173.2	206.2	210.8	N.A.	N.A.
Commercial paper	509.0	563.5	464.4	N.A.	N.A.
Total	734.6	823.3	711.0	N.A.	N.A.
Number of listed companies:
Equity	225	227	230	224	214
Bonds and other debt issuers	166	161	164	139	143

n.a. = Not available.

Source: SVS, based on information from the Santiago Stock Exchange, Electronic Stock Exchange and Valparaíso Stock Exchange.

Institutional Investors

The following table sets forth the amount of assets of the various types of institutional investors in Chile for the following periods:

Total Assets of Institutional Investors (in billions of US$)

As of December 31,	Pension Funds (AFPs)	Insurance Companies	Mutual Funds	Investment Funds(1)	Foreign Capital Investment Funds	Total
2016	174.5	46.5	46.4	N.A.	N.A.	267.5

As of September 30,
2016	176.6	56.2	48.6	N.A.	N.A.	281.4
2017	201.1	68.6	57.2	N.A.	N.A.	330.6

(1)	Includes international investment funds.

Source: SVS, SP.

Pension Funds and the Chilean Pension System

As of September 30, 2017, pension funds held aggregate financial assets totaling approximately US$201.1 billion.

PUBLIC SECTOR FINANCES

Public Sector Accounts and Fiscal Statistics

Public Sector Accounts

For the nine months ended September 30, 2017, the Chilean Central Bank recorded a loss of US$1.1 billion, mainly due to exchange rate fluctuations. The Chilean Central Bank’s equity (patrimonio neto) was US$7.7 billion as of September 30, 2017.

New Methodology for Structural Balance Policy Rule

The table below sets forth the variations in the structural balance calculation for the years indicated:

	2017	2018
Structural balance(1)	(1.7)	(1.5)

(1)	Determination of past structural balance and forecast of 2017 structural balance made with current parameters, excluding molybdenum price adjustment and updated assumptions pursuant to the determination of the new long-term copper price in effect as of August 2017.

Source: Chilean Budget Office.

Fiscal Responsibility Law

Pension Reserve Fund

The table below sets forth the contributions to and withdrawals from the Pension Reserve Fund (“FRP”) for the nine months ended September 30, 2017, as well as the assets of the FRP at such date:

	Contribution (in millions of US$)	Withdrawals (in millions of US$)	Total Assets at September 30, 2017 (in millions of US$)
Nine months ended September 30, 2017	505.2	313.9	9,799.7

Economic and Social Stabilization Fund

The table below sets forth the contributions to and withdrawals from the Economic and Social Stabilization Fund (“FEES”) as of September 30, 2017, as well as the assets of the FEES at such date:

	Contribution (in millions of US$)	Withdrawals (in millions of US$)	Total Assets at September 30, 2017 (in millions of US$)
Nine months ended September 30, 2017	—	—	14,615.0

Budget Law and Political Initiatives

The following table sets forth a summary of public sector accounts for the nine months ended September 30 of 2016 and 2017 (calculated on an accrual basis and as a percentage of total GDP for the periods indicated):

Public Sector Finances

(in billions of US$ and % of total GDP)

	For the nine months ended September 30, 2016		For the nine months ended September 30, 2017
Current Revenues and Expenditures	(US$)	(%)	(US$)	(%)
Revenues	38.5	20.2	43.1	23.0
Net taxes(1)	32.0	16.8	35.6	19.0
Copper revenues(2)	0.6	0.3	0.9	0.5
Social Security contributions	2.6	1.4	3.0	1.6
Donations	0.1	0.0	0.1	0.1
Real property incomes	0.8	0.4	0.9	0.5
Operational revenues	1.0	0.5	1.1	0.6
Other revenues	1.3	0.7	1.5	0.8
Expenditures	35.1	18.4	39.9	21.3
Wages and salaries	8.6	4.5	9.7	5.2
Goods and services	3.4	1.8	3.7	2.0
Interest on public debt	1.8	0.9	2.1	1.1
Transfer payments	14.0	7.4	16.2	8.7
Transfers to social security	7.2	3.8	8.0	4.3
Others	0.1	0.0	0.1	0.1
Capital Revenues and Expenditures
Revenues
Asset sales	0.0	0.0	0.0	0.0
Expenditures
Investment	3.3	1.7	3.2	1.7
Capital transfers	3.0	1.6	3.2	1.7
Central government balance	(2.8)	(1.5)	(3.2)	(1.7)
Structural balance(3)	—	—	—	—
Non-financial public institutions balance	—	—	—	—
Consolidated non-financial public sector surplus (deficit)	—	—	—	—

(1)	Taxes collected net of refunds.
(2)	Excludes transfers from Codelco under Law No. 13,196. This law (Ley Reservada del Cobre), which is not publicly disclosed, earmarks 10% of Codelco’s revenues from the export of copper and related byproducts for defense spending and these funds are therefore excluded from the central government’s current revenues. Defense spending is considered an extrabudgetary expense in accordance with IMF accounting guidelines.
(3)	Reflects the amount that revenues and fiscal spending would have reached if GDP growth were at its trend level and the price of copper were at the medium-term price; therefore, it is intended to exclude the effects of cyclical economic activity fluctuations and the price of copper.

Source: Chilean Budget Office.

Public sector revenues increased to Ps.28,213 billion (equivalent to US$43.1 billion) in the nine months ended September 30, 2017 from Ps.26,195 billion (equivalent to US$38.5 billion) in the same period in 2016. An increase in revenues from net taxes was supported in part by an increase in copper revenues. Net taxes increased to Ps.23,304 billion (equivalent to US$35.6 billion) for the nine months ended September 30, 2017 compared to Ps.21,751 billion (equivalent to US$32.0 billion) for the same period in 2016, which represented a nominal increase of 7.1% (measured in pesos) as compared to the same period in 2016. Copper revenues increased by 42.4% to Ps.605 billion (equivalent to US$0.9 billion) in the nine months ended September 30, 2017 from Ps.425 billion (equivalent to US$0.6 billion) in the same period in 2016. This growth is attributable to an increase in the average price for copper, which was US$2.7 per pound in the nine months ended September 30, 2017 as compared to US$2.1 per pound in the nine months ended September 30, 2016.

As a result, for the nine months ended September 30, 2017 the central government recorded a fiscal deficit equivalent to US$3.2 billion, or 1.7% of GDP compared to a fiscal deficit equivalent to US$2.9 billion, or 1.5% of GDP in the same period in 2016.

2018 Budget Bill

The following table sets forth the assumptions used to calculate the structural fiscal revenues for the purpose of preparing the 2018 budget, submitted to Congress in September 2017:

2018 Budget Assumptions for Structural Balance

2018 Budget Assumptions
Trend Real GDP growth (Average % change for the next five years)	2.6%
Long-term Copper price (US$ per pound) (2017-2025)	2.77

The following table sets forth the macroeconomic assumptions underlying the budget submitted to Congress in September 2017:

2018 Budget Assumptions for Effective Balance

2018 Budget Assumptions
Real GDP growth (% change compared to 2017)	3.0
Real domestic demand growth (% change compared to 2017)	4.1
CPI (% change December 2017 compared to December 2018)	2.8
Annual average nominal exchange rate (Ps./US$)	650
Annual average Copper price (US$ per pound)	2.88

Source: Chilean Budget Office.

The 2018 budget assumed a real GDP growth of 3.0% for 2018, compared to a projected real GDP growth of 1.5% for 2017.

Based on the macroeconomic assumptions, revenues of the central government for 2018 are estimated at US$63.8 billion, representing an increase of 7.4% compared to the revenues estimated for 2017. This increase reflects an increase in the mining tax (Impuesto específico a la Minería) and the proportional increase in the tax rate of corporates under the semi accrual basis. Under such basis, as established by the latest tax reform, the corporate tax will gradually increase until 2018.

As a result, the 2018 budget assumed a fiscal deficit of US$5.7 billion, or 1.9% of GDP, for 2018, compared to a projected fiscal deficit of US$7.3 billion, or 2.7% of GDP, for 2017. The 2018 budget assumed a structural fiscal deficit of 1.7% of GDP.

Government Revenue

Taxation

Tax revenues represented 13.4% of GDP for the nine months ended September 30, 2017, compared to 13.2% of GDP for the same period in 2016.

Recent Tax Reforms

On November 23, 2017, a law amending several provisions of the Income Tax Law and the Chilean Tax Code was passed by Congress including the following:

a)	the revocation of the business-platform tax regime contained in Article 41(d) of the Income Tax Law, excluding any new companies from joining such regimen from the date the law was published;

b)	the replacement of the black list of tax haven jurisdictions elaborated by the Chilean Ministry of Economy with a reference to certain general criteria that determine the existence of preferential tax regimes, contained in Article 41(h) of the Income Tax Law;

c)	the extension, until December 31, 2021, of the application of the transitory rule that entitles non-resident owners of Chilean companies subject to the partially integrated tax regime to use 100% of the corporate tax credit to pay the withholding tax on their profit withdrawals or dividend distributions, provided that their countries of residence have signed a double taxation treaty with Chile that is not yet in force (e.g., the United States). Additionally, the benefit was extended to non-residents whose countries of residence sign or have signed a double tax treaty before January 1, 2019; and

d)	the amendment of the rules regarding banking information secrecy, with the purposes of enabling the Chilean Internal Revenue Service (“Servicio de Impuestos Internos”) to request certain financial information of non-resident entities and individuals from local qualified institutions.

Government Expenditures

The following table provides a summary of government expenditures by category for the dates indicated:

Central Government Expenditures

(in billions of constant 2016 Pesos)

	2011	2012	2013	2014	2015	2016
National administration(1)	6,103	6,321	6,451	7,011	7,135	7,415
Social programs
Health	5,085	5,504	5,925	6,438	7,206	7,586
Housing	455	516	504	629	629	528
Social security	9,196	9,460	9,465	9,746	10,258	10,282
Education	5,585	6,070	6,635	6,929	7,671	8,423
Other social programs	373	414	412	424	445	478
Total	20,694	21,965	22,941	24,166	26,210	27,298
Economic programs(2)	4,124	4,086	4,296	4,577	5,056	5,129
Total central government expenditures	30,920	32,372	33,688	35,754	38,401	39,843
Interest payments on public debt	803	882	907	983	1,092	1,265

(1)	Includes government, defense, justice and security functions.
(2)	Includes promotion and regulation of economic activities as well as the support of infrastructure projects.

Source: Chilean Budget Office.

Government-owned Enterprises

The following table sets forth the central government’s share ownership and total assets of the principal state-owned enterprises as of September 30, 2017, and revenue and net income (loss) for the nine months ended September 30, 2017:

	Percentage of State Ownership as of September 30, 2017	Total Assets at September 30, 2017 (in millions of US$)	Revenue for the nine months ended September 30, 2017 (in millions of US$)	Net Income (Loss) for the nine months ended September 30, 2017 (in millions of US$)
Main Public Sector Enterprises:
Banco Estado (financial)	100.0	57,631	1,505.8	149.0
Codelco (copper)	100.0	34,874	9,751.6	315.4
ENAP (oil and gas)	100.0	6,560	4,698.0	38.4
Enami (mining)	100.0	439	907.8	(31.1)
EFE (railway)	100.0	2,377	52.8	(52.4)
Metro S.A. (Santiago’s subway)	100.0	7,430	388.7	11.7

Source: Chilean Budget Office.

Banco Estado

For the nine months ended September 30, 2017, Banco Estado recorded revenues of US$1,505 million, a 9.1% increase compared to the same period in 2016. For the nine months ended September 30, 2017, Banco Estado had net income of US$149 million, a 21.1% decrease compared to the same period in 2016.

Codelco

For the nine months ended September 30, 2017, Codelco recorded revenues of US$9,751.6 million, a 20.3% increase compared to the same period in 2016. For the nine months ended September 30, 2017, Codelco had a net income of US$315.4 million, a 200.6% increase compared to the same period in 2016.

Income tax payments and other taxes paid by Codelco to the Chilean Treasury for the nine months ended September 30, 2017 amounted to US$949 million.

ENAP

For the nine months ended September 30, 2017, ENAP recorded revenues of US$4,698 million a 23.7% increase compared to the same period in 2016. For the nine months ended September 30, 2017, ENAP had a net income of US$38.4 million, a 63.2% decrease compared to the same period in 2016.

Enami

For the nine months ended September 30, 2017, Enami recorded revenues of US$907.8 million, a 19.1% increase compared to the same period in 2016. For the nine months ended September 30, 2017, Enami had a net loss of US$31.1 million, a 28.7% decrease compared to the same period in 2016.

EFE

For the nine months ended September 30, 2017, EFE recorded revenues of US$52.8 million, a 18.2% increase compared to the same period in 2016. For the nine months ended September 30, 2017, EFE had a net loss of US$52.4 million, a 20.8% decrease compared to the same period in 2016.

In the nine months ended September 30, 2017, EFE had operating revenues derived from passenger transport (60.10%), cargo (24.5%) and real estate management (15.3%).

Metro

For the nine months ended September 30, 2017, Metro recorded revenues of US$388.7 million, a 9.9% increase compared to the same period in 2016. For the nine months ended September 30, 2017, Metro had a net income of US$11.7 million, a five times decrease compared to the same period in 2016.

Capitalization of Public Companies

On November 6, 2008, the President of the Republic introduced a bill that through amendments to Law No. 19,132 creates Televisión Nacional de Chile. The bill has been discussed by the Chamber of Deputies and the Senate. On November 7, 2017, the Senate approved with amendments the US$47,000,000 capitalization of Televisión Nacional de Chile. As of the date of this report, the amendments were being discussed by Congress.

PUBLIC SECTOR DEBT

External Debt

As of September 30, 2017, Chile’s total public sector external debt amounted to US$12.7 billion. The ratio of public sector external debt to GDP stood at 4.7%. Chile is current on all its obligations to the IMF and other multilateral organizations.

The following table sets forth the outstanding amount of public sector external debt by creditor as of the dates indicated:

Public Sector External Debt, By Creditor

(in millions of US$)

	As of December 31,										As of September 30, 2017
	2012		2013		2014		2015		2016
IDB	US$	562.9	US$	523.7	US$	478.6	US$	412.6	US$	581.6	US$	685.4
IBRD (World Bank)		111.9		98.2		96.9		100.7		185.2		169.2
Bonds		5,221.1		4,307.2		5,712.7		7,027.6		8,992.1		11,542.9
IDA (World Bank)		—		—		—		—		—		—
Others		238.7		230.5		256.1		236.3		321.9		317.1

Total	US$	6,134.6	US$	5,159.6	US$	6,544.3	US$	7,777.2	US$	10,080.8	US$	12,714.6

Source: Chilean Budget Office.

The following table sets forth public sector external debt by currency as of the date indicated:

Public Sector External Debt, by Currency

(in millions of US$)

	As of December 31,				As of September 30, 2017
	2015		2016
United States Dollar		4,703.7		5,821.1		7,145.9
Euro		2,459.1		3,608.5		4,886.3
Chilean Pesos		614.1		650.9		682.0
Other		0.4		0.3		0.3

Total	US$	7,777.2	US$	10,080.8	US$	12,714.6

Source: Chilean Budget Office.

The following table provides a summary of government expenditures by category for the dates indicated:

Amortization of Gross Total Consolidated Public Sector External Debt(1)

(in millions of US$)

	Outstanding as of September 30, 2017	2017	2018	2019	2020	2021	2022	2023 to Final Maturity
Central Government:
Multilateral organizations	855	15	75	73	61	48	34	549
Chilean Treasury bills	—	—	—	—	—	—	—	—
Chilean Treasury bonds	11,543	—	—	—	1,422	561	634	8,926
Bilateral and Others	317	19	40	38	38	31	22	131

Total	12,715	34	115	110	1,520	640	690	9,606

Chilean Central Bank:
Multilateral organizations	82	—	—	—	—	—	—	82
Bilateral creditors	—	—	—	—	—	—	—	—
Commercial banks	—	—	—	—	—	—	—	—
Other creditors	—	—	—	—	—	—	—	—
Bonds	350	—	—	—	—	—	—	350
SDR allocations (IMF)(2)	1,155	—	—	—	—	—	—	1,155

Total	1,587	—	—	—	—	—	—	1,587

Banco Estado:
Multilateral organizations	—	—	—	—	—	—	—	—
Bilateral creditors	—	—	—	—	—	—	—	—
Commercial banks	1,717	531	979	50	—	—	—	157
Banco Estado NY	260	40	100	20	—	100	—	—
Subtotal	1,977	571	1,079	70	—	100	—	157
Other creditors	3,065	704	213	—	782	—	496	870

Total	5,042	1,275	1,292	70	782	100	496	1,027

Non-financial public enterprises:
Multilateral organizations	1,060	16	32	332	32	332	316	—
Bilateral creditors	—	—	—	—	—	—	—	—
Commercial banks	4,250	858	1,888	305	143	464	364	430
Bonds	16,069	—	222	382	760	895	838	12,973
Other creditors	3,105	705	217	4	786	4	500	887

Total	24,484	1,579	2,359	1,023	1,720	1,695	2,018	14,290

Total Gross Public Sector External Debt	43,827	2,887	3,766	1,203	4,022	2,435	3,204	26,510

(1)	Includes medium- and long-term external debt.
(2)	Special Drawing Rights (Derechos Especiales de Giro) are an international asset reserve created by the IMF.

Source: Chilean Central Bank, Chilean Budget Office, Banco Estado and Chilean Treasury.

Total Consolidated Public and Private Sector External Debt

The following table sets forth approximate outstanding amounts of Chile’s public and private sector external debt as of the dates indicated:

Total Consolidated Public and Private Sector External Debt

(in millions of US$ except ratios and as noted)

	As of December 31,										As of September 30, 2017
	2012		2013		2014		2015		2016
Medium- and long-term debt
Public sector(1)	US$	24,346	US$	25,836	US$	29,217	US$	29,972	US$	33,519	US$	42,452
Private sector	US$	73,213	US$	89,664	US$	101,307	US$	102,794	US$	113,852	US$	114,003

Total medium- and long-term debt	US$	97,558	US$	115,500	US$	130,524	US$	132,766	US$	147,371	US$	156,455
Short-term debt
Public sector(1)	US$	3,411	US$	2,158	US$	2,068	US$	1,792	US$	1,791	US$	2,343
Private sector	US$	21,699	US$	18,694	US$	19,542	US$	23,205	US$	14,628	US$	14,767

Total short-term debt	US$	25,110	US$	20,851	US$	21,611	US$	24,997	US$	16,418	US$	17,110

Total short-, medium and long-term debt	US$	122,668	US$	136,351	US$	152,135	US$	157,764	US$	163,789	US$	173,565

Use of IMF credit		—		—		—		—		—		—
Total public(1) and private external debt, less reserves (in billions of U.S. dollars)	US$	81.0	US$	95.3	US$	111.7	US$	119.1	US$	123.3	US$	135.8

Total public(1) and private external debt/GDP		45.2%		51.8%		62.1%		70.3%		65.4%		63.5%

Total public(1) and private external debt/exports(2)		130.0%		150.9%		171.2%		183.9%		228.1%		228.3%

(1)	Includes central government, Chilean Central Bank and public enterprises as well as publicly guaranteed private debt.
(2)	Exports include goods and services.

Source: Chilean Central Bank.

Central Government External Bonds

As of September 30, 2017, Chile had the following global bonds outstanding:

•	3.875% US$739,844,000 Notes due August 5, 2020;

•	5.5% Ps.434,345,000,000 Notes due August 5, 2020;

•	3.25% US$561,204,000 Notes due September 14, 2021;

•	2.25% US$634,119,000 Notes due October 30, 2022;

•	1.625% €1,240,000,000 Notes due January 30, 2025;

•	3.125% US$758,262,000 Notes due March 27, 2025;

•	1.875% €1,650,000,000 Notes due May 27, 2030;

•	3.625% US$456,810,000 Notes due October 30, 2042;

•	1.75% €1,200,000,000 Notes due January 20, 2026;

•	3.125% US$1,349,122,000 Notes due January 21, 2026; and

•	3.86% US$1,541,831,000 Notes due June 21, 2047.

On June 21, 2017, the Republic issued €700,000,000 1.875% Notes due 2030 and US$1,541,831,000 3.860% Notes due 2047. A portion of the net proceeds of the issue was applied to purchase US$293,190,000 of the Republic’s 3.625% Global Notes due 2042.

Central Government Internal Bonds

The following table reflects the Chilean Treasury’s bond issuances since 2003:

Chilean Treasury Bond Issuances in the Local Market

(in millions of US$)(1)

As of December 31,	BTP- 5(2)	BTP- 7(3)	BTP- 10(4)	BTP- 20(5)	BTP- 30(6)	BTU- 5(7)	BTU- 7(8)	BTU- 10(9)	BTU- 20(10)	BTU- 30(11)	Total	% of GDP
2003	—	—	—	—	—	—	—	—	363	—	363	0.4
2004	—	—	—	—	—	—	—	—	773	—	773	0.7
2005	—	—	—	—	—	—	—	385	385	—	769	0.6
2006	—	—	—	—	—	—	—	—	—	—	—	0.0
2007	—	—	343	—	—	—	—	—	401	—	743	0.4
2008	—	—	318	—	—	—	—	—	702	583	1,603	1.1
2009	336	—	474	—	—	558	—	1,034	411	414	3,227	1.7
2010	—	—	801	—	—	641	1,099	1,558	1,374	1,374	6,847	2.9
2011	—	863	863	—	—	855	770	770	727	727	5,574	2.4
2012	—	—	521	519	—	483	229	455	516	638	3,361	1.2
2013	—	—	501	503	403	—	—	1,333	654	561	3,955	1.5
2014	247	—	387	519	280	—	—	662	602	466	3,163	1.3
2015	—	—	1,067	773	707	924	—	1,123	924	743	6,261	2.8
2016	1,062	—	1,463	743	743	1,499	—	1,499	756	756	8,521	3.4
2017(12)	2,511	—	—	759	638	1,293	—	—	1,173	981	7,356	2.7

(1)	Using the exchange rate at December 31 of the applicable year.
(2)	Peso-denominated internal bonds with a term of 5 years
(3)	Peso-denominated internal bonds with a term of 7 years.
(4)	Peso-denominated internal bonds with a term of 10 years.
(5)	Peso-denominated internal bonds with a term of 20 years.
(6)	Peso-denominated internal bonds with a term of 30 years.
(7)	UF-denominated bonds with a term of 5 years.
(8)	UF-denominated bonds with a term of 7 years.
(9)	UF-denominated bonds with a term of 10 years.
(10)	UF-denominated bonds with a term of 20 years.
(11)	UF-denominated bonds with a term of 30 years.
(12)	Amounts correspond to financing operations and do not include bonds issued solely to refinance outstanding bonds.

Source: Ministry of Finance.

Debt Service and Debt Restructuring

In the nine months ended September 30, 2017, the central government purchased US$293,190,000 of the Republic’s 3.625% Global Notes due 2042.

Total Consolidated Internal and External Debt of Non-Financial Public Enterprises

The following tables set forth the total domestic and external debt of non-financial public enterprises for the periods indicated:

Debt and Assets of Non-Financial Public Enterprises(1)

Consolidated (in millions of pesos of each year except as indicated)

	As of December 31,					As of September 30, 2017
	2012	2013	2014	2015	2016
Total financial debt	9,026,812	10,532,974	13,430,636	16,071,153	15,741,304	16,035,578
Financial debt, excluding debts owed to central government	9,026,812	10,532,974	13,430,636	16,071,153	15,741,304	16,035,578
Short-term(2)	1,181,417	1,127,000	1,100,174	1,342,042	1,068,512	1,073,327
Long-term(3)	7,845,395	9,405,974	12,330,462	14,729,110	14,672,792	14,962,251
Financial debt with central government(4)	—	—	—	—	—	—
Financial assets(5)	1,255,156	1,146,806	1,608,081	1,838,036	912,031	1,663,803
Net financial debt	7,771,656	9,386,168	11,822,555	14,233,117	14,829,272	14,371,775
Excluding central government	7,771,656	9,386,168	11,822,555	14,233,117	14,829,272	14,371,775

(1)	Includes Codelco, Enami, ENAP, Metro, EFE, Astilleros y Maestranzas de la Armada (Asmar), Empresa Nacional de Aeronáutica (Enaer), Casa de Moneda de Chile, Zofri S.A. and Correos de Chile; excludes Banco Estado and the Chilean Central Bank.
(2)	Includes short-term obligations with banks and financial institutions and current amounts due under long-term obligations, obligations with the public (bonds) and current amounts due to long-term credit providers.
(3)	Includes long-term obligations with banks and financial institutions, obligations with the public (bonds) and obligations owed to long-term credit providers.
(4)	Excludes tax on income and deferred taxes.
(5)	Includes cash, term deposits, net negotiable securities, financial investments in repurchase agreements.

Source: Ministry of Finance.

Net Consolidated Debt of the Chilean Central Bank and Central Government (as a % of GDP)

	As of December 31,					As of September 30, 2017
	2012	2013	2014	2015	2016
Net Consolidated Debt	(7.9)	(7.9)	(7.4)	(8.0)	(2.7)	(0.9)

Source: Chilean Central Bank, Chilean Budget Office and Comptroller General of the Republic.

Net Debt of the Chilean Central Bank

(in millions of pesos of each year)

	As of December 31,					As of September 30, 2017
	2012	2013	2014	2015	2016
Liabilities	19,749,320	18,592,976	20,193,733	20,336,735	21,032,035	18,983,639
Chilean Central Bank Notes and Bonds(1)	12,905,055	13,033,022	12,908,185	13,494,386	15,114,142	14,831,953
Fiscal Deposits	626,202	313,057	1,226,599	419,683	780,412	404,157
Others(2)	6,218,063	5,246,896	6,058,949	6,422,667	5,137,481	3,747,529
Assets without subordinated debt	21,169,733	21,669,897	24,744,603	27,530,130	27,211,437	25,167,266
Net International Reserves (in US$ million)	41,649	41,094	40,447	38,643	40,494	39,247
Others(3)	1,236,299	146,676	177,943	196,702	190,430	173,088
Total Net Debt without subordinated debt(1)(2)	(1,420,413)	(3,076,921)	(4,550,870)	(7,193,395)	(6,179,401)	(6,183,627)

(1)	Includes various notes and bonds of the Chilean Central Bank such as the Chilean Central Bank discountable promissory notes (PDBC), Chilean Central Bank indexed promissory notes (PRBC), Chilean Central Bank bonds in Chilean pesos (BCP), Chilean Central Bank bonds in UF (BCU), Chilean Central Bank bonds in U.S. dollars (BCD) and other instruments.
(2)	Includes other deposits and obligations, reciprocal agreements and other securities.
(3)	Includes net internal credit, excluding fiscal transfers, subordinated debt, SINAP obligations and popular capitalism, other securities from abroad, contributions to international organizations and other adjusted domestic securities.

Source: Chilean Central Bank.

Central Government Total Net Debt

(in millions of pesos of each year except as indicated)

	As of December 31,								As of September 30, 2017
	2013		2014		2015		2016
Debt in pesos	Ps.	15,285,636	Ps.	18,681,365	Ps.	22,523,188	Ps.	29,317,723	Ps.	33,608,051
External Debt		434,345		434,345		467,148		434,345		434,345
Domestic Debt		14,851,291		18,247,020		22,059,040		28,883,378		33,173,706
Assets in pesos		9,000,392		9,151,137		10,782,887		12,236,988		13,843,032
Assets in pesos, without public enterprises(1)		9,000,392		9,151,137		10,778,887		12,236,988		13,843,032
Chilean Central Bank Deposits		200,952		1,117,977		296,689		463,976		35
Financial debt of public enterprises with the Central government		—		—		4,000		—		—

Net debt in pesos(2)	Ps.	6,285,244	Ps.	9,530,228	Ps.	11,740,301	Ps.	17,080,735	Ps.	19,765,019
Debt in U.S. dollars (in US$ million)	US$	4,330	US$	5,829	US$	7,121	US$	9,430	US$	12,033
Treasury Bills with the Chilean Central Bank (in US$ million)		—		—		—		—		—
External Debt (in US$ million)		4,330		5,829		7,121		9,430		12,033
Assets in U.S. dollars, Chilean Central Bank Deposits(3) (in US$ million)		31,133		32,162		31,477		32,637		35,719

Net debt in U.S. dollars (in US$ million)	US$	(26,803)	US$	(26,333)	US$	(24,356)	US$	(23,207)	US$	(23,686)
Total Financial Debt(4)	Ps.	17,553,695	Ps.	22,221,911	Ps.	27,560,190	Ps.	35,610,201	Ps.	41,270,978
Total Financial Assets(5)		25,306,676		28,685,723		33,047,936		34,015,524		36,590,497

Total Net Financial Debt	Ps.	(7,752,981)	Ps.	(6,463,812)	Ps.	(5,487,747)	Ps.	1,594,677	Ps.	4,680,481

(1)	Does not include assets of the old scholarship system.
(2)	Includes CORFO.
(3)	Includes Oil Stabilization Fund, Sovereign Wealth Funds, Infrastructure Fund and governmental term deposits.
(4)	Debt in pesos plus debt in U.S. dollars.
(5)	Assets in pesos plus assets in U.S. dollars.

Source: Chilean Central Bank, Chilean Budget Office and Comptroller General of the Republic.

Public Debt Statistics

Central Government Indebtedness

As of September 30, 2017, central government liabilities represented 23.7% of GDP, and the net central government indebtedness totaled 2.7% of GDP, compared to 1.0% for the same period in 2016.

Chilean Central Bank Debt and Consolidated Debt

As of September 30, 2017, the assets of the Chilean Central Bank exceeded its liabilities, resulting in negative net indebtedness equivalent to 3.6% of GDP, compared to 3.5% of GDP as of September 30, 2016.

As of September 30, 2017, the negative net consolidated debt of the central government and the Chilean Central Bank, in the aggregate, represented 0.9% of GDP, compared to 4.6% of GDP (for the past 12 months) as of September 30, 2016.

Other Assets and Liabilities

As of September 30, 2017, the financial indebtedness of state-owned companies, excluding indebtedness owed to the Republic of Chile, amounted to approximately 9.2% of GDP, approximately, compared to 9.4% of GDP for the same period in 2016.

As of September 30, 2017, the total amount of debt of state-owned companies guaranteed by the Republic totaled 1.7% of GDP.

The central government estimates that liabilities to workers who migrated from the state-administered pension system to the privately administered system equals to 1.1% of GDP, as of September 30, 2017.

DESCRIPTION OF THE NOTES

Chile will issue the notes under the indenture entered into on December 12, 2014, as supplemented by the first supplemental indenture dated as of May 27, 2015, between Chile and The Bank of New York Mellon, as trustee. The indenture, as it may be amended from time to time, is referred to herein as the “indenture.” The information contained in this section summarizes the principal terms of the notes. The prospectus to which this prospectus supplement is attached contains a summary of the indenture and other general terms of the notes. You should review the information contained herein and in the accompanying prospectus. You should also read the indenture and the form of the notes before making your investment decision. Chile has filed a form of the indenture with the SEC. Copies of the indenture will also be made available at the offices of the trustee.

General Terms of the Notes

The notes will:

•	be issued on or about , 2018 in an aggregate principal amount of US$ ;

•	mature on , ;

•	be issued in denominations of US$200,000 and integral multiples of US$1,000 in excess thereof;

•	bear interest at a rate of % per year, commencing on , 2018 and ending on the maturity date. Interest on the notes will be payable semi-annually on and of each year, commencing on , 2018. Interest on the notes in respect of any period of less than one year will be computed on the basis of a 360-day year of twelve, 30-day months;

•	pay interest to persons in whose names the notes are registered at the close of business on and , as the case may be, preceding each payment date;

•	constitute direct, general, unconditional and unsubordinated external indebtedness of Chile for which the full faith and credit of Chile is pledged;

•	rank without any preference among themselves and equally with all other unsubordinated external indebtedness of Chile (it being understood that this provision will not be construed so as to require Chile to make payments under the notes ratably with payments being made under any other external indebtedness);

•	be represented by one or more global securities in book-entry, registered form only;

•	be registered in the name of a nominee of The Depository Trust Company (“DTC”), and recorded on, and transferred through, the records maintained by DTC and its participants, including the depositaries for Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”), and Clearstream Banking, société anonyme (“Clearstream, Luxembourg”);

•	be redeemable at the option of Chile before maturity. See “—Optional Redemption” in this prospectus supplement; and

•	contain “collective action clauses” under which Chile may amend certain key terms of the notes, including the maturity date, interest rate and other terms, with the consent of less than all of the holders of the notes.

Optional Redemption

At any time on or after            ,            (three months prior to the maturity date of the notes), Chile will have the right at its option, upon giving not less than 30 days’ nor more than 60 days’ notice, to redeem the notes prior to their maturity, in whole at any time or in part from time to time, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest and additional amounts, if any, on the principal amount of the notes to, but excluding, the date of redemption.

Payments of Principal and Interest

For purposes of all payments of interest, principal or other amounts contemplated herein, “business day” means any day that is not a Saturday or Sunday, and that is not a day on which banking or trust institutions are authorized generally or obligated by law, regulation, or executive order to close in New York City.

If any date for an interest or principal payment on a note is not a business day, Chile will make the payment on the next business day. No interest on the notes will accrue as a result of any such delay in payment.

If any money that Chile pays to the trustee or to any paying agent to make payments on any notes is not claimed at the end of two years after the applicable payment was due and payable, then the money will be repaid to Chile upon Chile’s written request. After any such repayment, neither the trustee nor any paying agent will be liable for that payment to the relevant holders. Chile will hold the unclaimed money in trust for the relevant holders until five years from the date on which the payment first became due.

Paying Agents; Transfer Agents; Registrar

Until the notes are paid, Chile will maintain a principal paying agent and a registrar in New York City. Chile has initially designated the corporate trust office of the trustee as the agency for each such purpose and as the place where the register will be maintained. In addition, Chile will maintain a paying agent and a transfer agent in Luxembourg where the notes can be presented for transfer or exchange for so long as any such series is listed on the official list of the Luxembourg Stock Exchange. Chile has initially appointed The Bank of New York Mellon SA/NV, Luxembourg Branch, located at Vertigo Building-Polaris, 2-4 rue Eugéne, Ruppert, L-2453, Luxembourg, to serve as its Luxembourg paying agent and transfer agent. You can contact the paying agents and transfer agent at the addresses listed on the inside back cover of this prospectus supplement.

Further Issues

Chile may from time to time, without the consent of the holders, increase the size of the issue of the notes, or issue additional debt securities having the same terms and conditions as the notes in all respects, except for the issue date, issue price and first payment on those additional notes or debt securities; provided, however, that any additional debt securities subsequently issued that are not fungible with the previously outstanding notes for U.S. federal income tax purposes shall have a separate CUSIP, ISIN or other identifying number from the previously outstanding notes. Additional debt securities issued in this manner will be consolidated with and will form a single series with the previously outstanding notes.

Notices

So long as the notes are listed on the Luxembourg Stock Exchange and the rules of the exchange require, Chile will publish notices in a leading newspaper with general circulation in Luxembourg, expected to be the Luxemburger Wort, or on the website of the Luxembourg Stock Exchange (www.bourse.lu). If publication in a leading newspaper in Luxembourg or on the website of the Luxembourg Stock Exchange (www.bourse.lu) is not practicable, Chile will give notices in another way consistent with the rules of the Luxembourg Stock Exchange. Any notice so published will be considered given on the date of its first publication.

In addition to the above, Chile will mail notices to holders at their registered addresses. So long as DTC, or its nominee, is the registered holder of a global security or securities, each person owning a beneficial interest in a global security or securities must rely on the procedures of DTC to receive notices provided to DTC. Each person owning a beneficial interest in a global security or securities that is not a participant in DTC must rely on the procedures of the participant through which the person owns its interest to receive notices provided to DTC.

TAXATION

The following discussion supplements, and to the extent inconsistent supersedes, the disclosure provided under the heading “Taxation” in the accompanying prospectus.

Chilean Taxation

The following is a general summary of the material consequences under Chilean tax law, as currently in effect, of an investment in the debt securities made by a “foreign holder.” For this purpose, foreign holder means either: (i) in the case of an individual, a person who is neither a resident nor domiciled in Chile (for purposes of Chilean taxation, an individual is (a) deemed a resident of Chile if he or she has remained in Chile for more than six months in one calendar year, or for more than six months in two consecutive fiscal years and (b) domiciled in Chile if he or she resides in Chile with the actual or presumptive intent of staying in Chile); or (ii) in the case of a legal entity, a legal entity that is not domiciled in Chile even if organized under the laws of Chile, unless the debt securities are assigned to a branch, agent, representative or permanent establishment of an entity in Chile.

Under Chilean income tax law, payments of interest made by Chile to a foreign holder of the debt securities will be subject to a Chilean interest withholding tax currently assessed at a rate of 4.0%. Chile is required to withhold, declare and pay such withholding tax. As described above, Chile has agreed, subject to specific exceptions and limitations, to pay to the holders Additional Amounts in respect of the Chilean tax in order for the interest the foreign holder receives, net of the Chilean tax on interest income, to equal the amount which would have been received by the foreign holder in the absence of the withholding. See “Description of the Securities—Additional Amounts.” A foreign holder will not be subject to any Chilean withholding taxes in respect of payments of principal made by Chile with respect to the debt securities.

Chilean income tax law establishes that a foreign holder is subject to income tax on income from Chilean sources. For this purpose, income from Chilean sources means earnings from activities performed in Chile or from the operation, sale or disposition of, or other transactions in connection with, assets or goods located in Chile. Capital gains realized on the sale or other disposition by a foreign holder of the debt securities generally will not be subject to any Chilean taxes. The debt securities will be issued outside of Chile and, according to applicable law, held as not located in Chile. Accordingly, any capital gains from a sale or disposition thereof shall not constitute income from Chilean sources subject to Chilean taxes.

A foreign holder will not be liable for estate, gift, inheritance or similar taxes with respect to its holdings unless the debt securities held by a foreign holder are either (i) located in Chile at the time of foreign holder’s death or gift, or (ii) if the bonds are not located in Chile at the time of a foreign holder’s death, if the debt securities were purchased or acquired with income obtained from Chilean sources.

The issuance of the debt securities by Chile is exempt from Chilean stamp, registration or similar taxes.

United States Federal Taxation

In general, a United States person who holds the notes or owns a beneficial interest in the notes (a “U.S. holder”) will be subject to United States federal taxation.

As discussed more fully in the accompanying prospectus, the calculation of foreign tax credits involves the application of rules that depend on your particular circumstances. To benefit from a foreign tax credit or deduction with respect to the Chilean withholding tax, a U.S. holder may be required to furnish to the IRS a receipt evidencing that tax was withheld and paid by Chile or by a local custodian or other agent on behalf of the U.S. holder. Chile does not intend to provide such a receipt or other direct evidence that tax was withheld with respect to interest. The IRS may, in its discretion, accept secondary evidence of the withholding and of the amount of the tax so withheld. Secondary evidence of withholding and payment of tax may include the U.S. holder’s books of account and the rates of taxation prevailing in Chile during the relevant period. You should consult with your own tax advisors regarding the availability of foreign tax credits.

UNDERWRITING (CONFLICTS OF INTEREST)

Citigroup Global Markets Inc., Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as underwriters of the offering. Subject to the terms and conditions stated in the underwriting agreement related to the notes (the “USD underwriting agreement”) dated as of                , 2018, the underwriters have severally and not jointly agreed to purchase, and Chile has agreed to sell to the underwriters, the principal amount of notes set forth opposite the underwriters’ names.

Underwriter	Principal Amount of Notes
Citigroup Global Markets Inc.	US$
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated

Total	US$

The USD underwriting agreement provides that the obligation of the underwriters to purchase the notes included in this offering is subject to approval of legal matters by counsel and to other conditions.

The underwriters are obligated to purchase all of the notes if they purchase any of the notes. The underwriters propose to offer some of the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement. After the initial offering of the notes to the public, the underwriters may change the public offering prices. The notes may be offered and sold through certain of the underwriters’ affiliates. The offering of the notes by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The underwriting discount that Chile is to pay to the underwriters in connection with this offering is     % of the principal amount of the notes.

In connection with the offering, the underwriters may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of notes in excess of the principal amount of notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

Stabilizing transactions may also cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time. Any stabilization may begin on or after the date on which adequate public disclosure of the final terms of the offer of the notes is made and, if begun, may be ended at any time, but must end no later than the earlier of 30 days after the issue date of the notes and 60 days after the date of the allotment of the notes.

Delivery of the notes is expected on or about                , 2018, which will be the sixth business day following the date of pricing of the notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the settlement date may be required, by virtue of the fact that the notes initially will settle in T+6, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade notes prior to the settlement date should consult their own advisor.

Chile estimates that its total expenses for this offering will be approximately US$        , a portion of which will be paid by the underwriters.

Chile has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the United States Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

The notes are offered for sale in the United States, the Americas, Europe and Asia, in jurisdictions where it is legal to make these offers. The distribution of this prospectus supplement and the accompanying prospectus, and the offering of the notes in certain jurisdictions may be restricted by law. Persons into whose possession this prospectus supplement and the accompanying prospectus come should inform themselves about and observe any of these restrictions. This prospectus supplement and the accompanying prospectus do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation.

The underwriters will not offer, sell or deliver any of the notes, directly or indirectly, or distribute this prospectus supplement, the accompanying prospectus or any other offering material relating to the notes, in or from any jurisdiction except under circumstances that will, to the best knowledge and belief of the underwriters, after reasonable investigation, result in compliance with the applicable laws and regulations of such jurisdiction and which will not impose any obligations on Chile, except as set forth in the USD underwriting agreement.

Conflict of Interest

As described under the “Use of Proceeds,” a portion of the net proceeds of this offering is expected to be used to fund the purchase of old notes.

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. If any of the underwriters or their affiliates has a lending relationship with Chile, certain of those underwriters or their affiliates routinely hedge, and certain other of those underwriters or their affiliates may hedge, their credit exposure to Chile consistent with their customary risk management policies. Typically, these underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in Chile’s securities, including potentially the notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

This prospectus supplement has been prepared on the basis that any offer of notes in any Member State of the European Economic Area (“EEA”) will be made pursuant to an exemption under the Directive 2003/71/EC, as amended (“Prospectus Directive”) from the requirement to publish a prospectus for offers of notes. Accordingly any person making or intending to make an offer in that Member State of notes which are the subject of the offering contemplated in this prospectus supplement may only do so in circumstances in which no obligation arises for Chile or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither Chile nor the underwriters have authorized, nor do they authorize, the making of any offer of notes in circumstances in which an obligation arises for Chile or the underwriters to publish a prospectus for such offer. The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA.

This EEA selling restriction is in addition to any other selling restrictions set out in this prospectus supplement.

Notice to Prospective Investors in the United Kingdom

This prospectus supplement is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) in connection with the issue or sale of any notes may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”).

This prospectus supplement is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this prospectus supplement relates is available only to relevant persons and will be engaged in only with relevant persons.

Each underwriter has represented, warranted and agreed that:

A.    it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the Securities in circumstances in which Section 21(1) of the FSMA does not apply to Chile; and

B.    it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Securities in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Switzerland

This prospectus supplement does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations and the notes will not be listed on the SIX Swiss Exchange. Therefore, this prospectus supplement may not comply with the disclosure standards of the listing rules (including any additional listing rules or prospectus schemes) of the SIX Swiss Exchange. Accordingly, the notes may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors who do not subscribe to the notes with a view to distribution. Any such investors will be individually approached by the underwriters from time to time.

Notice to Prospective Investors in the Netherlands

The notes may not be offered or sold, directly or indirectly, other than to qualified investors (gekwalificeerde beleggers) within the meaning of Article 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht).

Notice to Prospective Investors in Hong Kong

The contents of this prospectus supplement have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to this offering. If you are in any doubt about any of the contents of this prospectus supplement, you should obtain independent professional advice. No person or entity may issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the notes, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong, including in circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong) other than with respect to the notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

Notice to Prospective Investors in Taiwan

Each underwriter has represented and warranted that the offer of the notes has not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and the notes may not be sold, issued or offered within Taiwan through a public offering or in a circumstance which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan requiring registration or approval of the Financial Supervisory Commission of Taiwan. Each underwriter has represented and warranted that no person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the notes in Taiwan.

Notice to Prospective Investors in Japan

The notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the “Financial Instruments and Exchange Law”) and each underwriter has agreed that it will not offer or sell any notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for reoffering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Singapore

This prospectus supplement and the accompanying prospectus have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and the accompanying prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor), the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the notes under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Notice to Prospective Investors in Canada

The notes may be sold only to purchasers in Canada purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws. Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor. Pursuant to section 3A.4 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with the offering.

Notice to Prospective Investors in the Republic of Korea

Each underwriter has represented and agreed that the notes have not been and will not be offered, delivered or sold directly or indirectly in Korea or to any resident of Korea except as otherwise permitted under applicable Korean laws and regulations. Each underwriter has undertaken to ensure that any securities dealer to which it sells the notes confirms that it is purchasing such notes as principal and agrees with such underwriter that it will comply with the restrictions described above.

Notice to Prospective Investors in China

Each underwriter has represented, warranted and undertaken that, other than to qualified domestic institutional investors, the notes are not being offered or sold and may not be offered or sold, directly or indirectly, in China (for such purposes, not including Hong Kong and Macau Special Administrative Regions of China or Taiwan), except as permitted by the securities laws of China.

VALIDITY OF THE NOTES

The following persons will give opinions regarding the validity of the notes:

•	For Chile:

•	Cleary Gottlieb Steen & Hamilton LLP, special New York counsel to Chile; and

•	Morales & Besa Ltda., special Chilean counsel to Chile.

•	For the underwriters:

•	Shearman & Sterling LLP, special New York counsel to the underwriters; and

•	Philippi, Prietocarrizosa, Ferrero DU & Uría SpA, special Chilean counsel to the underwriters.

As to all matters of Chilean law, Cleary Gottlieb Steen & Hamilton LLP may rely on, and assume the correctness of, the opinion of Morales & Besa Ltda., and Shearman & Sterling LLP may rely on, and assume the correctness of, the opinion of Philippi, Prietocarrizosa, Ferrero DU & Uría SpA.

All statements with respect to matters of Chilean law in this prospectus supplement and the prospectus have been passed upon by Morales & Besa Ltda. and Philippi, Prietocarrizosa, Ferrero DU & Uría SpA.

GENERAL INFORMATION

Authorization

The Executive Power of Chile has authorized the issuance of the notes by Article 3 of Law No. 21,053, published in the Official Gazette of December 27, 2017, and Supreme Decree No. 2, of the Ministry of Finance, published in the Official Gazette on January 25, 2018. Chile has obtained, or will obtain before the issue date for the notes, all other consents and authorizations (if any) necessary under Chilean law for the issuance of the notes.

Litigation

Except for the litigation described under “Government Expenditures—Government Litigation” in Chile’s annual report on Form 18-K, as amended, Chile is not involved in any legal or arbitration proceedings (including any such proceedings that are pending or, to Chile’s knowledge, threatened) relating to claims or amounts that could have or have had during the 12 months prior to the date of this prospectus supplement a material adverse effect on Chile’s financial position taken as a whole.

Clearing

Chile has applied to have the notes accepted into DTC’s book-entry settlement system. The notes have been accepted for clearance through the clearing systems of Euroclear and Clearstream, Luxembourg. The securities codes are:

CUSIP	ISIN	Common Code

Listing

Application will be made to list the notes on the official list of the Luxembourg Stock Exchange and to admit the notes for trading on the Euro MTF market.

As long as the notes are listed on the official list of the Luxembourg Stock Exchange and admitted for trading on the Euro MTF market, you may receive free of charge copies of the following documents at the offices of the listing agent or the Luxembourg paying and transfer agents on any business day:

•	this prospectus supplement and the accompanying prospectus;

•	the indenture (together with any supplements) attaching the forms of the notes;

•	English translation of the Supreme Decree authorizing the issuance of the notes;

•	any other documents filed by Chile with the SEC; and

•	copies of the most recent annual economic report of Chile.

The notes will be issued in registered, book-entry form through the facilities of DTC, and will be issued in certificated form only under the limited circumstances described in the accompanying prospectus. For so long as the notes are listed on the official list of the Luxembourg Stock Exchange and admitted for trading on the Euro MTF market, if the notes are ever issued in certificated form:

•	certificated notes will be delivered by the trustee as described in the accompanying prospectus and at the offices of the Luxembourg paying agent;

•	holders of notes in certificated form will be able to transfer or exchange their notes at the offices of the Luxembourg transfer agent; and

•	certificated notes may be presented and surrendered at the offices of the Luxembourg paying agent for payments of interest and/or principal.

Chile has initially appointed The Bank of New York Mellon SA/NV, Luxembourg Branch to serve as its Luxembourg paying agent and transfer agent. You can contact the listing agent and the Luxembourg paying agent and transfer agent at the addresses listed on the inside back cover of the prospectus supplement.

Where You Can Find More Information

Chile has filed registration statements relating to its notes, including the notes offered by this prospectus supplement, and warrants with the Securities and Exchange Commission (“SEC”) under the U.S. Securities Act of 1933, as amended. Neither this prospectus supplement nor the accompanying prospectus contains all of the information described in the registration statements. For further information, you should refer to the registration statements.

You can request copies of the registration statements, including its various exhibits, upon payment of a duplicating fee, by writing to the SEC. You may also read and copy these documents at the SEC’s public reference room in Washington D.C.:

SEC Public Reference Room

100 F Street, N.E.

Washington, D.C. 20549

Please call the SEC at 1-800-SEC-0330 for further information. These documents are also available to the public from the SEC’s web site at http://www.sec.gov.

PROSPECTUS

Republic of Chile

Debt Securities and Warrants

The Republic of Chile may from time to time offer and sell its debt securities and warrants in amounts, at prices and on terms to be determined at the time of sale and provided in one or more supplements to this prospectus. Chile may also offer debt securities in exchange for other debt securities or that are convertible into new debt securities. Chile may offer securities with an aggregate principal amount of up to US$4,617,170,049 (or the equivalent in other currencies) in the United States. The debt securities will be direct, unconditional and unsecured external indebtedness of Chile. The debt securities will at all times rank at least equally with all other unsecured and unsubordinated external indebtedness of Chile. The full faith and credit of Chile will be pledged for the due and punctual payment of all principal and interest on the securities.

The debt securities will contain “collective action clauses,” unless otherwise indicated in the applicable prospectus supplement. Under these provisions, which differ from the terms of Chile’s public external indebtedness issued prior to December 2, 2014, modifications affecting the reserve matters listed in the indenture (as defined below), including modifications to payment and other important terms, may be made to a single series of debt securities issued under the indenture (including the notes) with the consent of the holders of 75% of the aggregate principal amount outstanding of that series, and to two or more series of debt securities issued under the indenture either (x) with the consent of holders of 75% of the aggregate principal amount of the outstanding debt securities of all the series affected by the proposed modification (taken in aggregate) if the modification is uniformly applicable; or (y) with the consent of the holders of 66 2/3% of the aggregate principal amount outstanding of all series of debt securities that would be affected and 50% in aggregate principal amount outstanding of each affected series of debt securities.

Chile will provide the specific terms of these securities in one or more supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest. This prospectus may not be used to make offers or sales of securities unless accompanied by a prospectus supplement.

Chile may sell the securities directly, through agents designated from time to time or through underwriters. The names of any agents or underwriters will be provided in the applicable prospectus supplement.

You should read this prospectus and any supplements carefully. You should not assume that the information in this prospectus, any prospectus supplement or any document incorporated by reference in them is accurate as of any date other than the date on the front of these documents.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 25, 2018.

-i-

ABOUT THIS PROSPECTUS

This prospectus provides you with a general description of the securities Chile may offer. Each time Chile sells securities covered by this prospectus, it will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. If the information in this prospectus differs from any prospectus supplement, you should rely on the information contained in the prospectus supplement. You should read both this prospectus and the accompanying prospectus supplement, together with additional information described below under the heading “General Information—Where You Can Find More Information.”

This prospectus is based on information that is publicly available or that Chile has supplied, unless otherwise expressly stated. Chile confirms that:

•	the information contained in this prospectus is true and correct in all material respects and is not misleading as of its date;

•	it has not omitted facts, the omission of which makes this prospectus as a whole misleading; and

•	it accepts responsibility for the information it has provided in this prospectus and will provide in any prospectus supplement.

Chile is a foreign sovereign state. Therefore, it may be difficult for investors to obtain or realize upon judgments of courts in the United States against Chile. Chile will not waive immunity from attachment prior to judgment and attachment in aid of execution under Chilean law with respect to property of Chile located in Chile and with respect to its movable and immovable property which is used by Chile’s diplomatic and consular missions and the residences of the heads of such missions or for military purposes, including such property which is property of a military character or under the control of a military authority or defense agency, since such waiver is not permitted under the laws of Chile. Chile will irrevocably submit to the jurisdiction of any federal or state court in the Borough of Manhattan, The City of New York and will irrevocably waive, to the fullest extent permitted by law, any immunity from the jurisdiction of such courts in connection with any action based upon the securities covered by this prospectus or brought by any holder of securities covered by this prospectus. Nevertheless, Chile reserves the right to plead sovereign immunity under the U.S. Foreign Sovereign Immunities Act of 1976, or the Foreign Sovereign Immunities Act, with respect to any action brought against it under the U.S. federal securities laws or any state securities laws. In the absence of Chile’s waiver of immunity with respect to such actions, it would not be possible to obtain a U.S. judgment in such an action against Chile unless a court were to determine that Chile is not entitled under the Foreign Sovereign Immunities Act to sovereign immunity with respect to such action.

Even if investors are able to obtain a judgment against Chile, the enforceability in Chile of such a judgment is dependent on such judgment not violating the principles of Chilean public policy.

FORWARD-LOOKING STATEMENTS

The following documents related to Chile’s securities offered by this prospectus may contain forward-looking statements:

•	this prospectus;

•	any prospectus supplement; and

•	the documents incorporated by reference in this prospectus or any prospectus supplement.

Forward-looking statements are statements that are not about historical facts, including statements about Chile’s beliefs and expectations. These statements are based on current plans, estimates and projections, and therefore, you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made. Chile undertakes no obligation to update publicly any of them in light of new information or future events, including changes in Chile’s economic policy or budgeted expenditures, or to reflect the occurrence of unanticipated events.

Forward-looking statements involve inherent risks and uncertainties. Chile cautions you that a number of important factors could cause actual results to differ materially from those expressed in any forward-looking statement. These factors include, but are not limited to:

•	Adverse external factors, such as high international interest rates, low copper and mineral prices and recession or low growth in Chile’s trading partners. High international interest rates could negatively affect Chile’s current account and could increase budgetary expenditures. Low copper and mineral prices could decrease the government’s revenues and could negatively affect the current account. Recession or low growth in Chile’s trading partners could lead to fewer exports from Chile and lower growth in Chile;

•	Instability or volatility in the international financial markets, including in particular continued or increased distress in the financial markets of the European Union, could lead to domestic volatility, which may adversely affect the ability of the Chilean government to achieve its macroeconomic goals. This could also lead to declines in foreign investment inflows, and portfolio investments in particular;

•	Adverse domestic factors, such as a decline in foreign direct and portfolio investment, increases in domestic inflation, high domestic interest rates and exchange rate volatility. Each of these factors could lead to lower growth or lower international reserves; and

•	Other adverse factors, such as energy deficits or restrictions, climatic or seismic events, international or domestic hostilities and political uncertainty.

DATA DISSEMINATION

Chile is a subscriber to the International Monetary Fund’s Special Data Dissemination Standard, or SDDS, which is designed to improve the timeliness and quality of information of subscribing member countries. The SDDS requires subscribing member countries to provide schedules indicating, in advance, the date on which data will be released on the so-called “Advance Release Calendar.” For Chile, precise dates or “no-later-than-dates” for the release of data under the SDDS are disseminated for the current month and three months in advance through the Advance Release Calendar, which is published on the Internet under the International Monetary Fund’s Dissemination Standards Bulletin Board. Summary methodologies of all metadata to enhance transparency of statistical compilation are also provided on the Internet under the International Monetary Fund’s Dissemination Standards Bulletin Board. The SDDS’s Internet website is located at http://dsbb.imf.org/Pages/SDDS/Home.aspx. Neither Chile nor any agents or underwriters acting on behalf of Chile in connection with the offer and sale of securities, as contemplated in this prospectus or in any prospectus supplement, accept any responsibility for information included on that website, and its contents are not intended to be incorporated by reference into this prospectus.

USE OF PROCEEDS

Unless otherwise specified in a prospectus supplement, Chile will use the net proceeds from the sale of securities offered by this prospectus for the general purposes of the government. Chile may also issue securities to be offered in exchange for any of its outstanding securities.

DESCRIPTION OF THE SECURITIES

This prospectus provides a general description of the debt securities and warrants that Chile may offer. Each time Chile offers securities, Chile will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. If the information in this prospectus differs from any prospectus supplement, you should rely on the updated information in the prospectus supplement.

Debt Securities

Chile will issue the debt securities under an indenture dated as of December 12, 2014 (the “base indenture”), between Chile and The Bank of New York Mellon, as trustee, as amended by the first supplemental indenture, dated as of May 27, 2015 (the “first supplemental indenture” and, together with the base indenture, the “indenture”). Chile has filed the indenture (as supplemented from time to time) and the forms of debt securities with the SEC. The following description summarizes some of the terms of the debt securities and the indenture. This summary does not contain all of the information that may be important to you as a potential investor in the securities. You should read the prospectus supplement, the indenture and the forms of debt securities before making your investment decision.

General

The prospectus supplement relating to any series of debt securities offered will include specific terms relating to the debt securities of that series. These terms will include some or all of the following:

•	the title;

•	any limit on the aggregate principal amount;

•	the issue price;

•	the maturity date or dates;

•	if the debt securities will bear interest, the interest rate, which may be fixed or floating, the date from which interest will accrue, the interest payment dates and the record dates for interest payment dates;

•	the form of debt security (global or certificated and registered);

•	any mandatory or optional sinking fund provisions;

•	any provisions that allow Chile to redeem the debt securities at its option;

•	any provisions that entitle the holders to repayment at their option;

•	the currency in which the debt securities are denominated and the currency in which Chile will make payments;

•	the authorized denominations;

•	a description of any index Chile will use to determine the amount of principal or any premium or interest payments; and

•	any other terms that do not conflict with the provisions of the indenture.

Chile may issue debt securities in exchange for other debt securities or that are convertible into new debt securities. The specific terms of the exchange or conversion of any debt security and the debt security for which it will be exchangeable or to which it will be converted will be described in the prospectus supplement relating to the exchangeable or convertible debt security.

Chile may issue debt securities at a discount below their stated principal amount, bearing no interest or interest at a rate that at the time of issuance is below market rates. Chile may also issue debt securities that have floating rates of interest but are exchangeable for fixed rate debt securities. Chile will describe the U.S. federal income tax consequences and other relevant considerations in the prospectus supplements for these offerings.

Chile is not required to issue all of its debt securities under the indenture and this prospectus, but instead may issue debt securities other than those described in this prospectus under other indentures and documentation. That documentation may contain different terms from those included in the indenture and described in this prospectus.

Status

The debt securities will constitute direct, general, unconditional and unsubordinated external indebtedness of Chile for which the full faith and credit of Chile is pledged. The debt securities rank and will rank without any preference among themselves and equally with all other unsubordinated external indebtedness (as defined below) of Chile. It is understood that this provision will not be construed so as to require Chile to make payments under the debt securities ratably with payments being made under any other external indebtedness.

For this purpose, “external indebtedness” means obligations of or guaranteed by Chile for borrowed money or evidenced by bonds, notes or other similar instruments denominated or payable in a currency other than Chilean pesos, including those which at the option of any holder are so denominated or payable.

Payment of Principal and Interest

Chile will arrange for payments to be made on global debt securities by wire transfer to the applicable clearing system, or to its nominee or common depositary, as the registered owner of the debt securities, which will receive the funds for distribution to the holders. See “—Global Securities” below.

Chile will arrange for payments to be made on registered certificated debt securities on the specified payment dates to the registered holders of the debt securities. Chile will arrange for such payments by wire transfer or by check mailed to the registered holders at their registered addresses.

If any money that Chile pays to the trustee or to any paying agent to make payments on any debt securities is not claimed at the end of two years after the applicable payment was due and payable, then the money will be repaid to Chile upon Chile’s written request. Chile will hold such unclaimed money in trust for the relevant holders of those debt securities. After any such repayment, neither the trustee nor any paying agent will be liable for the payment. However, Chile’s obligations to make payments on the debt securities as they become due will not be affected until the expiration of the prescription period, if any, specified in the debt securities. See “—Limitations on Time for Claims” below.

Additional Amounts

All payments by Chile in respect of the debt securities will be made without withholding or deduction for or on account of any present or future taxes, duties, assessments or other governmental charges of whatever nature imposed or levied by or on behalf of Chile, or any political subdivision or taxing authority or agency therein or thereof having the power to tax (for purposes of this paragraph, a “relevant tax”), unless the withholding or deduction of any such relevant tax is required by law. In that event, Chile will pay such additional amounts, including but not limited to, the payment of the 4% withholding tax imposed on payments of interest to holders that are not residents of Chile (“additional amounts”), as may be necessary to ensure that the amounts received by the holders after such withholding or deduction will equal the respective amounts of principal and interest that would have been receivable in respect of the debt securities in the absence of such withholding or deduction; provided, however, that no additional amounts will be payable in respect of any relevant tax:

•	imposed by reason of a holder or beneficial owner of a debt security having some present or former connection with Chile other than merely being a holder or beneficial owner of the debt security or receiving payments of any nature on the debt security or enforcing its rights in respect of the debt security;

•	imposed by reason of the failure of a holder or beneficial owner of a debt security, or any other person through which the holder or beneficial owner holds a debt security, to comply with any certification, identification or other reporting requirement concerning the nationality, residence, identity or connection with Chile of such holder or beneficial owner or other person, if compliance with the requirement is a precondition to exemption from all or any portion of such withholding or deduction; provided that (x) Chile or Chile’s agent has provided the trustee with at least 60 days’ prior written notice of an opportunity to satisfy such a requirement, and (y) in no event shall such holder or beneficial owner or other person’s obligation to satisfy such a requirement require such holder or beneficial owner or other person to provide any materially more onerous information, documents or other evidence than would be required to be provided had such holder or beneficial owner or other person been required to file Internal Revenue Service Forms W-8BEN, W-8BEN-E, W-8ECI, W-8EXP and/or W-8IMY; or

•	imposed by reason of a holder or beneficial owner of a debt security, or any other person through which the holder or beneficial owner holds a debt security, having presented the debt security for payment (where such presentation is required) more than 30 days after the relevant date, except to the extent that the holder or beneficial owner or such other person would have been entitled to additional amounts on presenting the debt security for payment on any date during such 30-day period.

As used in this paragraph, “relevant date” in respect of any debt security means the date on which payment in respect thereof first becomes due or, if the full amount of the money payable has not been received by the trustee on or prior to such due date, the date on which notice is duly given under the indenture to the holders that such monies have been so received and are available for payment. Any reference to “principal” and/or “interest” under the indenture also refers to any additional amounts which may be payable under the indenture.

Chile will pay any present or future stamp, court or documentary taxes or any excise or property taxes, charges or similar levies which arise in Chile or any political subdivision thereof or taxing authority thereof or therein in respect of the creation, issue, execution, initial delivery or registration of the debt securities or any other document or instrument referred to therein. Chile will also indemnify the holders from and against any stamp, court or documentary taxes or any excise or property taxes, charges or similar levies resulting from, or required to be paid by any of them in any jurisdiction in connection with, the enforcement of the obligations of Chile under the debt securities or any other document or instrument referred to therein following the occurrence of any event of default described in “—Default and Acceleration of Maturity.”

Form and Denominations

Unless otherwise provided in the applicable prospectus supplement, Chile will issue debt securities:

•	denominated in U.S. dollars;

•	in fully registered book-entry form;

•	without coupons; and

•	in denominations of US$1,000 and integral multiples of US$1,000.

Redemption, Repurchase and Early Repayment

Unless otherwise provided in the applicable prospectus supplement, the debt securities will not be redeemable before maturity at the option of Chile or repayable before maturity at the option of the holder. Nevertheless, Chile may at any time repurchase the debt securities at any price in the open market or otherwise. Chile may hold or resell debt securities it purchases or may surrender them to the trustee for cancellation.

Negative Pledge

Chile will not grant or allow any lien to be placed on its assets or revenues as security for any of its public external indebtedness unless it contemporaneously grants or allows a lien that provides security on the same terms for Chile’s obligations under any debt securities.

For this purpose:

•	a “lien” means any lien, pledge, mortgage, security interest, deed of trust, charge or other encumbrance or preferential arrangement which has the practical effect of constituting a security interest with respect to the payment of any obligations with or from the proceeds of any assets or revenues of any kind whether in effect on the date of the indenture or at any time thereafter, and

•	“public external indebtedness” is external indebtedness (as described above under “—Status”) that is in the form of, or represented by, bonds, notes or other securities that are or may be quoted, listed or ordinarily purchased or sold on any stock exchange, automated trading system or over-the-counter or other securities market.

However, Chile may grant or agree to certain permitted types of liens as described below:

•	any lien on property to secure public external indebtedness arising in the ordinary course of business to finance export, import or other trade transactions, which matures, after giving effect to all renewals and refinancings, not more than one year after the date on which this type of public external indebtedness was originally incurred;

•	any lien on property to secure public external indebtedness incurred to finance Chile’s acquisition or construction of the property, and any renewal or extension of the lien which is limited to the original property covered by it and which secures any renewal or extension of the original financing without any increase in the amount of the lien;

•	any lien on property arising by operation of any law in force as of the date of this prospectus in connection with public external indebtedness, including without limitation any right of set-off with respect to demand or time deposits maintained with financial institutions and bankers’ liens with respect to property held by financial institutions, which in each case are deposited with or delivered to the financial institutions in the ordinary course of the depositor’s activities;

•	any lien existing on property at the time of acquisition and any renewal or extension of that lien which is limited to the original property covered by the lien and which secures any renewal or extension of the original financing secured by the lien at the time of the acquisition without increasing the amount of the original secured financing;

•	any lien in existence as of the date of the indenture; and

•	any lien securing public external indebtedness incurred for the purpose of financing all or part of the costs of the acquisition, construction or development of a project, provided that (a) the holders of the public external indebtedness agree to limit their recourse to the assets and revenues of the project as their principal source of repayment and (b) the property over which the lien is granted consists solely of the assets and revenues of the project.

Default and Acceleration of Maturity

Each of the following is an event of default under any series of debt securities:

1.	Non-Payment: Chile’s failure for a period of 30 days to make a payment of principal or interest when due on any debt security of that series; or

2.	Breach of Other Obligations: Chile’s failure to observe or perform any of its covenants or obligations under that series of the debt securities or the indenture for 60 days following written notice to Chile to remedy the failure by the trustee or persons holding debt securities representing 25% of the aggregate principal amount of the debt securities of the affected series outstanding; or

3.	Cross Default:

•	Chile’s failure beyond the applicable grace period to make any payment when due on any public external indebtedness in principal amount greater than or equal to US$20,000,000; or

•	acceleration on any public external indebtedness of Chile in principal amount greater than or equal to US$20,000,000 due to an event of default, unless the acceleration is rescinded or annulled; or

4.	Moratorium: Chile or certain Chilean courts declare a general suspension of payments or a moratorium on payment of its public external indebtedness; or

5.	Validity: Chile, or any governmental entity of Chile which has the legal power to contest the validity of the debt securities, contests the validity of the debt securities of that series in any type of formal proceeding.

If any of the events of default described above occurs and is continuing, holders of at least 25% of the aggregate principal amount of the debt securities of the series then outstanding may declare all the debt securities of that series to be due and payable immediately by giving written notice to Chile, with a copy to the trustee.

Holders holding debt securities representing in the aggregate more than 50% of the principal amount of the then-outstanding debt securities of that series may waive any existing defaults, and their consequences on behalf of the holders of all of the debt securities of that series if:

•	following the declaration that the principal of the debt securities of that series has become due and payable immediately, Chile deposits with the trustee a sum sufficient to pay all outstanding amounts then due on those debt securities (other than principal due by virtue of the acceleration upon the event of default) together with interest on such amounts through the date of the deposit as well as the reasonable fees and compensation of the holders that declared those notes due and payable to the trustee and their respective agents, attorneys and counsel; and

•	all events of default (other than non-payment of principal that became due by virtue of the acceleration upon the event of default) have been remedied.

Suits for Enforcement and Limitations on Suits by Holders

If an event of default for a series has occurred and is continuing, the trustee may, in its discretion, institute judicial action to enforce the rights of the holders of that series. With the exception of a suit to enforce the absolute right of a holder to receive payment of the principal of and interest on debt securities on the stated maturity date therefor (as that date may be amended or modified pursuant to the terms of the debt securities, but without giving effect to any acceleration), a holder has no right to bring a suit, action or proceeding with respect to the debt securities of a series unless: (1) such holder has given written notice to the trustee that a default with respect to that series has occurred and is continuing; (2) holders of at least 25% of the aggregate principal amount outstanding of that series have instructed the trustee by specific written request to institute an action or proceeding and provided an indemnity satisfactory to the trustee; and (3) 60 days have passed since the trustee received the instruction, the trustee has failed to institute an action or proceeding as directed and no direction inconsistent with such written request shall have been given to the trustee by a majority of holders of that series. Moreover, any such action commenced by a holder must be for the equal, ratable and common benefit of all holders of debt securities of that series.

Meetings, Amendments and Waivers—Collective Action

Chile may call a meeting of the holders of debt securities of a series at any time regarding the indenture or the debt securities of the series. Chile will determine the time and place of the meeting. Chile will notify the holders of the time, place and purpose of the meeting not less than 30 and not more than 60 days before the meeting.

In addition, Chile or the trustee will call a meeting of holders of debt securities of a series if the holders of at least 10% in principal amount of all debt securities of the series then outstanding have delivered a written request to Chile or the trustee (with a copy to Chile) setting out the purpose of the meeting. Within 10 days of receipt of such written request or copy thereof, Chile will notify the trustee and the trustee will notify the holders of the time, place and purpose of the meeting called by the holders, to take place not less than 30 and not more than 60 days after the date on which such notification is given.

Only holders and their proxies are entitled to vote at a meeting of holders. Chile will set the procedures governing the conduct of the meeting and if additional procedures are required, Chile will consult with the trustee to establish such procedures as are customary in the market.

Modifications may also be approved by holders of debt securities of a series pursuant to written action with the consent of the requisite percentage of debt securities of such series. Chile will solicit the consent of the relevant holders to the modification not less than 10 and not more than 30 days before the expiration date for the receipt of such consents as specified by Chile.

The holders may generally approve any proposal by Chile to modify or take action with respect to the indenture or the terms of the debt securities of a series with the affirmative vote (if approved at a meeting of the holders) or consent (if approved by written action) of holders of more than 50% of the outstanding principal amount of the debt securities of that series.

However, holders may approve, by vote or consent through one of three modification methods, any modification, amendment, supplement or waiver proposed by Chile that would do any of the following (such subjects referred to as “reserve matters”):

•	change the date on which any amount is payable on the debt securities;

•	reduce the principal amount (other than in accordance with the express terms of the debt securities and the indenture) of the debt securities;

•	reduce the interest rate on the debt securities;

•	change the method used to calculate any amount payable on the debt securities (other than in accordance with the express terms of the debt securities and the indenture);

•	change the currency or place of payment of any amount payable on the debt securities;

•	modify Chile’s obligation to make any payments on the debt securities (including any redemption price therefor);

•	change the identity of the obligor under the debt securities;

•	change the definition of “outstanding debt securities” or the percentage of affirmative votes or written consents, as the case may be, required to make a “reserve matter modification”;

•	change the definition of “uniformly applicable” or “reserve matter modification”;

•	authorize the trustee, on behalf of all holders of the debt securities, to exchange or substitute all the debt securities for, or convert all the debt securities into, other obligations or securities of Chile or any other person; or

•	change the legal ranking, governing law, submission to jurisdiction or waiver of immunities provisions of the terms of the debt securities.

A change to a reserve matter, including the payment terms of the debt securities, can be made without your consent, as long as the change is approved, pursuant to one of the three following modification methods, by vote or consent by:

•	the holders of more than 75% of the aggregate principal amount of the outstanding debt securities of a series affected by the proposed modification;

•	where such proposed modification would affect the outstanding debt securities of two or more series, the holders of more than 75% of the aggregate principal amount of the outstanding debt securities of all of the series affected by the proposed modification, taken in the aggregate, if certain “uniformly applicable” requirements are met; or

•	where such proposed modification would affect the outstanding debt securities of two or more series, whether or not the “uniformly applicable” requirements are met, the holders of more than 66 2/3% of the aggregate principal amount of the outstanding debt securities of all of the series affected by the proposed modification, taken in the aggregate, and the holders of more than 50% of the aggregate principal amount of the outstanding debt securities of each series affected by the modification, taken individually.

“Uniformly applicable,” as referred to above, means a modification by which holders of debt securities of any series affected by that modification are invited to exchange, convert or substitute their debt securities on the same terms for (x) the same new instruments or other consideration or (y) new instruments or other consideration from an identical menu of instruments or other consideration. It is understood that a modification will not be considered to be uniformly applicable if each exchanging, converting or substituting holder of debt securities of any series affected by that modification is not offered the same amount of consideration per amount of principal, the same amount of consideration per amount of interest accrued but unpaid and the same amount of consideration per amount of past due interest, respectively, as that offered to each other exchanging, converting or substituting holder of debt securities of any series affected by that modification (or, where a menu of instruments or other consideration is offered, each exchanging, converting or substituting holder of debt securities of any series affected by that modification is not offered the same amount of consideration per amount of principal, the same amount of consideration per amount of interest accrued but unpaid and the same amount of consideration per amount of past due interest, respectively, as that offered to each other exchanging, converting or substituting holder of debt securities of any series affected by that modification electing the same option under such menu of instruments).

Chile may select, in its discretion, any modification method for a reserve matter modification in accordance with the indenture and to designate which series of debt securities will be included for approval in the aggregate of modifications affecting two or more series of debt securities. Any selection of a modification method or designation of series to be included will be final for the purpose of that vote or consent solicitation. If any debt securities issued under the indenture prior to May 5, 2015 are included in a proposed modification affecting two or more series that seeks holder approval pursuant to a single aggregated vote, that modification shall be uniformly applicable (as described above) to all such series.

Before soliciting any consent or vote of any holder of debt securities for any change to a reserve matter, Chile will provide the following information to the trustee for distribution to the holders of debt securities of any series that would be affected by the proposed modification:

•	a description of Chile’s economic and financial circumstances that are in Chile’s opinion, relevant to the request for the proposed modification, a description of Chile’s existing debts and description of its broad policy reform program and provisional macroeconomic outlook;

•	if Chile shall at the time have entered into an arrangement for financial assistance with multilateral and/or other major creditors or creditor groups and/or an agreement with any such creditors regarding debt relief, (x) a description of any such arrangement or agreement and (y) where permitted under the information disclosure policies of the multilateral or other creditors, as applicable, a copy of the arrangement or agreement;

•	a description of Chile’s proposed treatment of external indebtedness instruments that are not affected by the proposed modification and its intentions with respect to any other major creditor groups; and

•	if Chile is then seeking any reserve matter modification affecting any other series of debt securities, a description of that proposed modification.

For purposes of determining whether the required percentage of holders of the debt securities of a series has approved any amendment, modification or change to, or waiver of, the debt securities or the indenture, or whether the required percentage of holders has delivered a notice of acceleration of the debt securities of that series, debt securities will be disregarded and deemed not to be outstanding and may not be counted in a vote or consent solicitation for or against a proposed modification if on the record date for the proposed modification or other action or instruction hereunder, the debt security is held by Chile or by a public sector instrumentality, or by a corporation, trust or other legal entity that is controlled by Chile or a public sector instrumentality, except that (x) debt securities held by Chile or any public sector instrumentality of Chile or by a corporation, trust or other legal entity that is controlled by Chile or a public sector instrumentality which have been pledged in good faith may be regarded as outstanding if the pledgee establishes to the satisfaction of the trustee the pledgee’s right so to act with respect to such debt securities and that the pledgee is not Chile or a public sector instrumentality, and in case of a dispute concerning such right, the advice of counsel shall be full protection in respect of any decision made by the trustee in accordance with such advice and any certificate, statement or opinion of counsel may be based, insofar as it relates to factual matters or information which is in the possession of the trustee, upon the certificate, statement or opinion of or representations by the trustee; and (y) in determining whether the trustee will be protected in relying upon any such action or instructions hereunder, or any notice from holders, only debt securities that a responsible officer of the trustee knows to be so owned or controlled will be so disregarded. Debt securities so owned which have been pledged in good faith may be regarded as outstanding if the pledgee establishes to the satisfaction of the trustee the pledgee’s right so to act with respect to such debt securities and that the pledgee is not Chile or a public sector instrumentality.

As used in the preceding paragraph, “public sector instrumentality” means any department, ministry or agency of Chile, and “control” means the power, directly or indirectly, through the ownership of voting securities or other ownership interests, by contract or otherwise, to direct the management of or elect or appoint a majority of the board of directors or other persons performing similar functions in lieu of, or in addition to, the board of directors of that legal entity.

Other Amendments

Chile and the trustee may, without the vote or consent of any holder of debt securities of a series, amend the indenture or the debt securities of the series for the purpose of:

•	adding to Chile’s covenants for the benefit of the holders;

•	surrendering any of Chile’s rights or powers with respect to the debt securities of that series;

•	securing the debt securities of that series;

•	curing any ambiguity or curing, correcting or supplementing any defective provision in the debt securities of that series or the indenture;

•	amending the debt securities of that series or the indenture in any manner that Chile and the trustee may determine and that does not materially adversely affect the interests of any holders of the debt securities of that series; or

•	correcting a manifest error of a formal, minor or technical nature.

Further Issues of Debt Securities

Chile may from time to time, without the consent of the holders, create and issue additional debt securities having the same terms and conditions as the debt securities in all respects, except for the issue date, issue price and first payment on the debt securities; provided, however, that any additional debt securities subsequently issued that are not fungible with the previously outstanding debt securities for U.S. federal income tax purposes shall have a separate CUSIP, ISIN or other identifying number from the previously outstanding debt securities. Additional debt securities issued in this manner will be consolidated with and will form a single series with the previously outstanding debt securities.

Warrants

If Chile issues warrants, it will describe their specific terms in a prospectus supplement. If any warrants are registered with the SEC, Chile will file a warrant agreement and form of warrant with the SEC. The following description briefly summarizes some of the general terms that apply to warrants. You should read the applicable prospectus supplement, warrant agreement and form of warrant before making your investment decision.

Chile may issue warrants separately or together with any debt securities. All warrants will be issued under a warrant agreement between Chile and a bank or trust company, as warrant agent. The applicable prospectus supplement will include some or all of the following specific terms relating to the warrants:

•	the initial offering price;

•	the currency you must use to purchase the warrants;

•	the title and terms of the debt securities or other consideration that you will receive on exercise of the warrants;

•	the principal amount of debt securities or amount of other consideration that you will receive on exercise of the warrants;

•	the exercise price or ratio;

•	the procedures of, and conditions to, exercise the warrants;

•	the date or dates on which you must exercise the warrants;

•	whether and under what conditions Chile may cancel the warrants;

•	the title and terms of any debt securities issued with the warrants and the amount of debt securities issued with each warrant;

•	the date, if any, on and after which the warrants and any debt securities issued with the warrants will trade separately;

•	the form of the warrants (global or certificated and registered), whether they will be exchangeable between such forms and, if registered, where they may be transferred and exchanged;

•	the identity of the warrant agent;

•	any special U.S. federal income tax considerations; and

•	any other terms of the warrants.

The warrants will be direct, unconditional and unsecured obligations of Chile and do not constitute indebtedness of Chile.

Global Securities

The Depository Trust Company, or DTC, Euroclear System, or Euroclear, and Clearstream Banking, société anonyme, or Clearstream, Luxembourg, are under no obligation to perform or continue to perform the procedures described below, and they may modify or discontinue them at any time. Neither Chile nor the trustee will be responsible for DTC’s, Euroclear’s or Clearstream, Luxembourg’s performance of their obligations under their rules and procedures. Additionally, neither Chile nor the trustee will be responsible for the performance by direct or indirect participants of their obligations under their rules and procedures.

Chile may issue debt securities or warrants in the form of one or more global securities, the ownership and transfer of which are recorded in computerized book-entry accounts, eliminating the need for physical movement of securities. Chile refers to the intangible securities represented by a global security as “book-entry” securities.

When Chile issues book-entry securities, it will deposit the applicable global security with a clearing system. The global security will be either registered in the name of the clearing system or its nominee or common depositary. Unless a global security is exchanged for certificated securities, as discussed below under “—Certificated Securities,” it may not be transferred, except among the clearing system, its nominees or common depositaries and their successors. Clearing systems include DTC in the United States and Euroclear and Clearstream in Europe.

Clearing systems process the clearance and settlement of book-entry securities for their direct participants. A “direct participant” is a bank or financial institution that has an account with a clearing system. The clearing systems act only on behalf of their direct participants, who in turn act on behalf of indirect participants. An “indirect participant” is a bank or financial institution that gains access to a clearing system by clearing through or maintaining a relationship with a direct participant.

Euroclear and Clearstream, Luxembourg are connected to each other by a direct link and participate in DTC through their New York depositaries, which act as links between the clearing systems. These arrangements permit you to hold book-entry securities through participants in any of these systems, subject to applicable securities laws.

Ownership of Book-Entry Securities

If you wish to purchase book-entry securities, you must either be a direct participant or make your purchase through a direct or indirect participant. Investors who purchase book-entry securities will hold them in an account at the bank or financial institution acting as their direct or indirect participant. Holding securities in this way is called holding in “street name.”

When you hold securities in street name, you must rely on the procedures of the institutions through which you hold your securities to exercise any of the rights granted to holders. This is because the legal obligations of Chile and the trustee run only to the registered owner of the global security, which will be the clearing system or its nominee or common depositary. For example, once Chile and the trustee make a payment to the registered holder of a global security, they will no longer be liable for the payment, even if you do not receive it. In practice, the clearing systems will pass along any payments or notices they receive from Chile to their participants, which will pass along the payments to you. In addition, if you desire to take any action which a holder of a global security is entitled to take, then the clearing system would authorize the participant through which you hold your book-entry securities to take such action, and the participant would then either authorize you to take the action or would act for you on your instructions. The transactions between you, the participants and the clearing systems will be governed by customer agreements, customary practices and applicable laws and regulations, and not by any legal obligation of Chile or the trustee.

As an owner of book-entry securities represented by a global security, you will also be subject to the following restrictions:

•	you will not be entitled to (a) receive physical delivery of the securities in certificated form or (b) have any of the securities registered in your name, except under the circumstances described below under “—Certificated Securities”;

•	you may not be able to transfer or sell your securities to some insurance companies and other institutions that are required by law to own their securities in certificated form; and

•	you may not be able to pledge your securities in circumstances where certificates must be physically delivered to the creditor or the beneficiary of the pledge in order for the pledge to be effective.

Cross-Market Transfer, Clearance and Settlement of Book-Entry Securities

The following description reflects Chile’s understanding of the current rules and procedures of DTC, Euroclear and Clearstream, Luxembourg relating to cross-market trades in book-entry securities where Euroclear and Clearstream, Luxembourg hold securities through their respective depositaries at DTC. These systems could change their rules and procedures at any time.

It is important for you to establish at the time of the trade where both the purchaser’s and seller’s accounts are located to ensure that settlement can be made on the desired value date, i.e., the date specified by the purchaser and seller on which the price of the securities is fixed.

When book-entry securities are to be transferred from a DTC seller to a Euroclear or Clearstream, Luxembourg purchaser, the purchaser must first send instructions to Euroclear or Clearstream, Luxembourg through a participant at least one business day before the settlement date. Euroclear or Clearstream, Luxembourg will then instruct its New York depositary to receive the securities and make payment for them. On the settlement date, the New York depositary will make payment to the DTC participant through which the seller holds its securities, which will make payment to the seller, and the securities will be credited to the New York depositary’s account. After settlement has been completed, Euroclear or Clearstream, Luxembourg will credit the securities to the account of the participant through which the purchaser is acting. This securities credit will appear the next day (European time) after the settlement date, but will be back-valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date, the securities credit and cash debit will instead be valued at the actual settlement date.

A participant in Euroclear or Clearstream, Luxembourg, acting for the account of a purchaser of book-entry securities, will need to make funds available to Euroclear or Clearstream, Luxembourg in order to pay for the securities on the value date. The most direct way of doing this is for the participant to preposition funds, i.e., have funds in place at Euroclear or Clearstream, Luxembourg before the value date, either from cash on hand or existing lines of credit. The participant may require the purchaser to follow these same procedures.

When book-entry securities are to be transferred from a Euroclear or Clearstream, Luxembourg seller to a DTC purchaser, the seller must first send instructions to and preposition the securities with Euroclear or Clearstream, Luxembourg through a participant at least one business day before the settlement date. Euroclear or Clearstream, Luxembourg will then instruct its New York depositary to credit the book-entry securities to the account of the DTC participant through which the purchaser is acting and to receive payment in exchange. The payment will be credited to the account of the Euroclear or Clearstream, Luxembourg participant through which the seller is acting on the following day, but the receipt of the cash proceeds will be back-valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date, the receipt of the cash proceeds and securities debit will instead be valued at the actual settlement date.

Certificated Securities

Chile will only issue securities in certificated form in exchange for book-entry securities represented by a global security if:

•	the depositary notifies Chile that it is unwilling or unable to continue as depositary, is ineligible to act as depositary or, in the case of DTC, ceases to be a clearing agency registered under the U.S. Securities Exchange Act of 1934 and Chile does not appoint a successor depositary or clearing agency within 90 days;

•	the trustee has instituted or has been directed to institute any judicial proceeding to enforce the rights of the holders under the debt securities and has been advised by its legal counsel that it should obtain possession of the securities for the proceeding; or

•	Chile elects not to have the securities of a series represented by a global security or securities.

If a physical or certificated security becomes mutilated, defaced, destroyed, lost or stolen, Chile may execute, and the trustee shall authenticate and deliver, a substitute security in replacement. In each case, the affected holder will be required to furnish to Chile and to the trustee an indemnity under which it will agree to pay Chile, the trustee and any of their respective agents for any losses that they may suffer relating to the security that was mutilated, defaced, destroyed, lost or stolen. Chile and the trustee may also require that the affected holder present other documents or proof. The affected holder may be required to pay all taxes, expenses and reasonable charges associated with the replacement of the mutilated, defaced, destroyed, lost or stolen security.

If Chile issues certificated securities, a holder of certificated securities may exchange them for securities of a different authorized denomination by submitting the certificated securities, together with a written request for an exchange, at the office of the trustee as specified in the indenture in New York City, or at the office of any paying agent. In addition, the holder of any certificated security may transfer it in whole or in part by surrendering it at any of such offices together with an executed instrument of transfer.

Chile will not charge the holders for the costs and expenses associated with the exchange, transfer or registration of transfer of certificated securities. Chile may, however, charge the holders for certain delivery expenses as well as any applicable stamp duty, tax or other governmental or insurance charges. The trustee may reject any request for an exchange or registration of transfer of any security made within 15 days of the date for any payment or principal of, or premium or interest on the securities.

Notices

Chile will mail any notices to the holders of the notes at their registered addresses as reflected in the books and records of the trustee. Chile will consider any mailed notice to have been given five Business Days after it has been sent.

All notices to holders will be published in a leading newspaper having general circulation in London (which is expected to be the Financial Times). As long as the notes are listed on the Luxembourg Stock Exchange and the rules of the exchange require, Chile will also publish notices in a leading newspaper with general circulation in Luxembourg or on the website of the Luxembourg Stock Exchange (www.bourse.lu). If publication in a leading newspaper in Luxembourg is not practicable, Chile will give notices in another way consistent with the rules of the Luxembourg Stock Exchange. Any notice so published will be considered given on the date of its first publication.

Trustee

The indenture establishes the obligations and duties of the trustee, the right to indemnification of the trustee and the liability and responsibility, including limitations, for actions that the trustee takes. The trustee is entitled to enter into business transactions with Chile or any of its affiliates without accounting for any profit resulting from these transactions.

Paying Agent; Transfer Agents; Registrar

Chile may appoint paying agents, transfer agents and a registrar with respect to each series of debt securities, which will be listed at the back of the relevant prospectus supplement. Chile may at any time appoint other paying agents, transfer agents and registrars with respect to a series. Chile, however, will at all times maintain a principal paying agent in a United States city and a registrar in New York City for each series until the securities of that series are paid. Chile will provide prompt notice of termination, appointment or change in the office of any paying agent, transfer agent or registrar acting in connection with any series of securities.

In addition, Chile will maintain a paying agent and a transfer agent in Luxembourg with respect to any series of debt securities listed on the Luxembourg Stock Exchange so long as the rules of the Luxembourg Stock Exchange so require.

Limitation on Time for Claims

To the extent permitted by law, claims against Chile for the payment of principal of, or interest or other amounts due on, the debt securities (including additional amounts) will become void unless made within five years of the date on which that payment first became due.

Jurisdiction, Consent to Service, Enforcement of Judgments and Immunities from Attachment

The debt securities and the indenture provide, and any warrants and warrant agreement will provide, that Chile will appoint and permanently maintain the person acting as or discharging the function of the Consul General of Chile in the City of New York, with an office on the date of this prospectus at 866 United Nations Plaza, Suite 601, New York, New York 10017. Such Consul General shall act as, and process may be served upon Chile’s process agent in connection with any judicial action or proceeding commenced by any security holder, the trustee, a warrant agent or any underwriter arising out of or relating to the indenture and any warrant agreement, if any, as well as from any debt securities or warrants, if any, issued thereunder, in any New York state or federal court sitting in the City of New York, in either case in the Borough of Manhattan, the City of New York, and any appellate court with jurisdiction over any of these courts.

The process agent will receive on behalf of Chile and its property service of copies of the summons and complaint and any other process, which may be served in any action or proceeding arising out of or relating to the indenture or any warrant agreement, as well as from any debt securities or warrants issued thereunder, in any New York state or federal court sitting in the City of New York, in either case in the Borough of Manhattan, the City of New York, and any appellate court with jurisdiction over any of these courts. Due service of process may be made by officially delivering a copy of the process to Chile, at the address of the process agent, or by any other method permitted by applicable law, but not by mail. In addition, Chile will authorize and direct the process agent to accept such service on its behalf.

Chile is a foreign sovereign state. Consequently, it may be difficult for holders of the securities to obtain judgments from courts in the United States or elsewhere against Chile. Furthermore, it may be difficult for investors to enforce, in the United States or elsewhere, the judgments of United States or foreign courts against Chile. Chile has been advised by Morales & Besa Ltda., special Chilean counsel to Chile, that there is doubt as to the enforceability of liabilities predicated solely upon the U.S. federal securities laws in a suit brought in Chile and as to the enforceability in Chilean courts of judgments of U.S. courts obtained in actions predicated upon the civil liability provisions of the U.S. federal securities laws.

To the extent that Chile may be entitled, in any jurisdiction in which judicial proceedings may at any time be commenced arising out of or relating to the indenture and any warrant agreement, as well as out of or relating to any debt securities or warrants issued thereunder, to claim for itself or its revenues or assets any immunity from suit, jurisdiction, attachment in aid of execution of a judgment or prior to a judgment, execution of a judgment or any other legal process with respect to its obligations under the indenture and any warrant agreement, as well as under any debt securities or warrants issued thereunder, and to the extent that in any jurisdiction there may be attributed to Chile this immunity (whether or not claimed) Chile will irrevocably agree not to claim and will irrevocably waive this immunity to the maximum extent permitted by law, except for actions arising out of or based on the U.S. federal securities laws or any state securities laws. However, Chile will not waive immunity from attachment prior to judgment and attachment in aid of execution under Chilean law with respect to property of Chile located in Chile and with respect to its movable and immovable property which is destined to diplomatic and consular missions and to the residence of the head of these missions or to military purposes, including any property, which is property of a military character or under the control of a military authority or defense agency, or the rights and property of the Chilean Central Bank abroad, since this waiver is not permitted under the laws of Chile. Chile agrees that the waivers described in this provision are permitted under the Foreign Sovereign Immunities Act and are intended to be irrevocable for purposes of that Act.

Chile reserves the right to plead sovereign immunity under the Foreign Sovereign Immunities Act with respect to any action brought against it under the U.S. federal securities laws or any U.S. state securities laws. In the absence of a waiver of immunity by Chile with respect to those actions, it would not be possible to obtain a U.S. judgment in an action brought against Chile under the U.S. federal securities laws or state securities laws unless a court were to determine that Chile is not entitled under the Foreign Sovereign Immunities Act to sovereign immunity with respect to the action.

Chile will waive, to the fullest extent permitted by law, any requirement or other provision of law, rule, regulation or practice which requires or otherwise establishes as a condition to the institution, prosecution or completion of any action or proceeding (including appeals) arising out of or relating to the indenture or any warrant agreement, as well as from any debt securities or warrants issued thereunder, the posting of any bond or the furnishing, directly or indirectly, of any other security.

A final judgment obtained against Chile for the payment of a fixed or readily calculable sum of money rendered by any New York State or federal court sitting in the City of New York having jurisdiction under its laws over Chile in an action arising out of the indenture or any warrant agreement, or the debt securities or warrants, if any, issued thereunder, can be enforced against Chile in the courts of Chile without any retrial or re-examination of the merits of the original action as long as the following conditions are met (the satisfaction or non-satisfaction of which is to be determined by the Supreme Court of Chile):

•	if there exists a treaty as to the enforcement of judgments between Chile and the United States, such treaty will be applied. As at the date hereof no such treaty exists between Chile and the United States;

•	if there is no treaty, the judgment will be enforced if there is reciprocity as to the enforcement of judgments (i.e., a United States court would enforce a comparable judgment of a Chilean court under comparable circumstances);

•	if it can be proven that there is no reciprocity, the judgment cannot be enforced in Chile;

•	if reciprocity cannot be proven, the judgment will be enforced if it has not been rendered by default within the meaning of Chilean law, that is, if valid service of process was effected upon the parties to the action, unless the defendant can prove that it was prevented from assuming its defense. Under Chilean law, service of process effected through the mail is not considered proper service of process and, consequently, any judgment rendered in a legal proceeding in which process was served on Chile by means of the mail may be effectively contested by Chile; and

•	if the judgment is not contrary to Chilean public policy and does not affect in any way properties located in Chile, which are, as a matter of Chilean law, subject exclusively to the jurisdiction of Chilean courts.

Any treaty as to the enforcement of foreign judgments entered into in the future between Chile and the United States of America could supersede the foregoing.

To enforce in Chile a judgment of a New York State or federal court sitting in the City of New York rendered in relation to any of the securities, the indenture or any warrant agreement, the judgment must be presented to the Supreme Court of Chile, in a form complying with the authentication requirements of Chilean law, including an official translation of the same in Spanish. The Supreme Court will conduct a hearing limited to enforcement and not the merits of the case.

If the Chilean Supreme Court orders Chile to make payment, it shall deliver notice to the Ministry of Finance in this regard, with a copy of such notice to the Council for the Defense of the State (Consejo de Defensa del Estado, or CDE). After receiving a copy of such notice, the President of the Council for the Defense of the State will inform the Ministry of Finance to whom the payment must be made. The Ministry of Finance will then issue a decree instructing the Chilean Treasury (Tesorería General de la República) to make the payment.

Indemnification for Foreign Exchange Rate Fluctuations

Chile’s obligation to any holder under the securities that has obtained a court judgment affecting those securities will be discharged only to the extent that the holder may purchase the currency in which the securities are denominated, referred to as the “agreement currency,” with the judgment currency. If the holder cannot purchase the agreement currency in the amount originally to be paid, Chile agrees to pay the difference. The holder, however, agrees to reimburse Chile for the excess if the amount of the agreement currency purchased exceeds the amount originally to be paid to the holder. If Chile is in default of its obligations under the securities, however, the holder will not be obligated to reimburse Chile for any excess.

Governing Law

The indenture and the securities are governed by and construed in accordance with the law of the State of New York unless otherwise specified in any series of debt securities, except that all matters related to the consent of holders and any modifications to the indenture or the debt securities will always be governed by and construed in accordance with the law of the State of New York.

TAXATION

The following discussion provides a general summary of some of the primary tax consequences of purchasing, owning or selling the debt securities. For further information, you should consult your tax advisor to determine the tax consequences relevant to your particular situation. In addition, you may be required to pay stamp taxes and other charges under the laws of the country where you purchase the debt securities. Chile does not currently have a tax treaty in effect with the United States.

Chilean Taxation

The following is a general summary of the material consequences under Chilean tax law, as currently in effect, of an investment in the debt securities made by a “foreign holder.” For this purpose, foreign holder means either: (i) in the case of an individual, a person who is neither a resident nor domiciled in Chile (for purposes of Chilean taxation, an individual holder is deemed a resident of Chile if he or she has remained in Chile for more than six months in one calendar year, or for more than six months in two consecutive calendar years); or (ii) in the case of a legal entity, a legal entity that is not domiciled in Chile even if organized under the laws of Chile, unless the debt securities are assigned to a branch, agent, representative or permanent establishment of an entity in Chile.

Under Chilean income tax law, payments of interest made by Chile to a foreign holder of the debt securities will be subject to a Chilean interest withholding tax currently assessed at a rate of 4.0%. Chile is required to withhold, declare and pay such withholding tax. As described above, Chile has agreed, subject to specific exceptions and limitations, to pay to the holders Additional Amounts in respect of the Chilean tax in order for the interest the foreign holder receives, net of the Chilean tax on interest income, to equal the amount which would have been received by the foreign holder in the absence of the withholding. See “Description of the Securities—Additional Amounts.” A foreign holder will not be subject to any Chilean withholding taxes in respect of payments of principal made by Chile with respect to the debt securities.

Chilean income tax law establishes that a foreign holder is subject to income tax on income from Chilean sources. For this purpose, income from Chilean sources means earnings from activities performed in Chile or from the operation, sale or disposition of, or other transactions in connection with, assets or goods located in Chile. Capital gains realized on the sale or other disposition by a foreign holder of the debt securities generally will not be subject to any Chilean taxes provided that this sale or other disposition occurs outside of Chile (except that any premium payable on redemption of the debt securities will be treated as interest and subject to the Chilean interest withholding tax, as described above).

A foreign holder will not be liable for estate, gift, inheritance or similar taxes with respect to its holdings unless the debt securities held by a foreign holder are either (i) located in Chile at the time of foreign holder’s death or gift, or (ii) if the bonds are not located in Chile at the time of a foreign holder’s death, if the debt securities were purchased or acquired with income obtained from Chilean sources.

The issuance of the debt securities by Chile is exempt from Chilean stamp, registration or similar taxes.

United States Federal Taxation

The following is a summary of certain United States federal income tax consequences resulting from the purchase, ownership and disposition of a debt security and does not purport to be a comprehensive discussion of all the possible United States federal income tax consequences of the purchase, ownership or disposition of the debt securities. This summary is based on the United States federal income tax laws, including the Internal Revenue Code of 1986, as amended, or the Code, existing, temporary and proposed regulations, or Treasury Regulations, promulgated thereunder, rulings, official pronouncements and judicial decisions, all as in effect on the date of this prospectus and all of which are subject to change, possibly with retroactive effect, or to different interpretations. It deals only with debt securities that are purchased as part of the initial offering and are held as capital assets by purchasers and does not deal with special classes of holders, such as brokers or dealers in securities or currencies, banks, tax exempt organizations, insurance companies, persons holding debt securities as a hedge or hedged against currency risk or as a part of a straddle or conversion transaction, entities taxed as partnerships or the partners therein, or United States persons (as defined below) whose functional currency is not the U.S. dollar. Further, it does not address the alternative minimum tax, the Medicare tax on net investment income or other aspects of United States federal income or state and local taxation that may be relevant to a holder in light of such holder’s particular circumstances. The tax consequences of holding a particular debt security will depend, in part, on the particular terms of such debt security as set forth in the applicable prospectus supplement. Prospective purchasers of debt securities should consult their own tax advisors concerning the consequences, in their particular circumstances, under the Code and the laws of any other taxing jurisdiction of the purchase, ownership and disposition of the debt securities.

In general, a United States person who holds the debt securities or owns a beneficial interest in the debt securities will be subject to United States federal taxation. You are a United States person for United States federal income tax purposes if you are:

•	an individual who is a citizen or resident of the United States,

•	a corporation or other entity organized under the laws of the United States or any state thereof or the District of Columbia,

•	an estate, the income of which is subject to United States federal income taxation regardless of its source, or

•	a trust if (i) a United States court is able to exercise primary supervision over the trust’s administration and (ii) one or more United States persons have the authority to control all of the trust’s substantial decisions.

Under recently enacted legislation, United States persons that use an accrual method of accounting for tax purposes generally will be required to include certain amounts in income no later than the time such amounts are reflected on certain financial statements. The application of this rule thus may require the accrual of income earlier than would be the case under the general tax rules described below, although the precise application of this rule is unclear at this time. This rule generally will be effective for tax years beginning after December 31, 2017 or, for debt securities issued with original issue discount, for tax years beginning after December 31, 2018. United States persons that use an accrual method of accounting should consult with their tax advisors regarding the potential applicability of this legislation to their particular situation.

If you are a United States person, the interest you receive on the debt securities (including Additional Amounts) will generally be subject to United States taxation and will be considered ordinary interest income on which you will be taxed in accordance with the method of accounting you generally use for tax purposes. In the event the debt securities are issued with more than de minimis original issue discount (“OID”) for U.S. federal income tax purposes, United States persons will be required to include OID in income on a constant-yield basis over the life of the debt securities. The rest of the discussion assumes that the debt securities will be issued without OID. Interest payments (including Additional Amounts) will constitute income from sources without the United States for foreign tax credit purposes. Such income generally will constitute “passive category income.” If you are a United States person, withholding tax levied by the government of Chile will be eligible:

•	for deduction in computing your taxable income, or

•	at your election, for credit against your United States federal income tax liability, subject to generally applicable limitations and conditions.

The availability of the deduction or, if you elect to have the foreign taxes credited against your United States federal income tax liability, the calculation of the foreign tax credit involves the application of rules that depend on your particular circumstances. You should consult with your own tax advisors regarding the availability of foreign tax credits and the treatment of Additional Amounts.

If you are a United States person, when you sell, exchange or otherwise dispose of the debt securities, you generally will recognize gain or loss equal to the difference between the amount you realize on the transaction and your tax basis in the debt securities. Your tax basis in a debt security generally will equal the cost of the debt security to you. If you are an individual and the debt security being sold, exchanged or otherwise disposed of is held for more than one year, you may be eligible for reduced rates of taxation on any capital gain realized. Your ability to deduct capital losses is subject to limitations.

Gain or loss recognized by a United States person on the sale, redemption, retirement or other taxable disposition of the debt securities will generally be United States-source gain or loss. Accordingly, if Chilean withholding tax is imposed on the sale or disposition of the debt securities, a United States person may not be able to fully utilize its United States foreign tax credits in respect of such withholding tax unless such United States person has other foreign source income. You should consult with your own tax advisors regarding the availability of foreign tax credits.

Under current United States federal income tax law, if you are an individual, corporation, estate or trust and are not a United States person, the interest payments (including any Additional Amounts) that you receive on the debt securities generally will be exempt from United States federal income tax, including withholding tax. However, to receive this exemption you may be required to satisfy certain certification requirements of the United States Internal Revenue Service, or the IRS, to establish that you are not a United States person.

If you are not a United States person, any gain you realize on a sale or exchange of the debt securities generally will be exempt from United States federal income tax, including withholding tax, unless:

•	your gain is effectively connected with your conduct of a trade or business in the United States (and if an income tax treaty applies, it is attributed to a United States permanent establishment), or

•	you are an individual holder and are present in the United States for 183 days or more in the taxable year of the sale or exchange, and either (i) your gain is attributable to an office or other fixed place of business that you maintain in the United States or (ii) you have a “tax home” in the United States.

Information returns may be required to be filed with the IRS in connection with payments made to certain United States persons. You may also be subject to information reporting and backup withholding tax requirements with respect to the proceeds from a sale of the debt securities. If you are a United States person, you generally will not be subject to a United States backup withholding tax on these payments or proceeds if you provide your taxpayer identification number and certify that you are not subject to backup withholding. If you are not a United States person, in order to avoid information reporting and backup withholding tax requirements you may have to comply with certification procedures to establish that you are not a United States person.

A debt security held by an individual holder who at the time of death is a non-resident alien generally will not be subject to United States federal estate tax.

Individual United States persons that own “specified foreign financial assets” with an aggregate value in excess of $50,000 are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which may include notes issued in certificated form) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. United States persons who fail to report the required information could be subject to substantial penalties. In addition, the statute of limitations for assessment of tax would be suspended, in whole or part. Prospective investors should consult their own tax advisors concerning the application of these rules to their investment in the notes, including the application of the rules to their particular circumstances.

The Proposed Financial Transaction Tax

The European Commission has published a proposal, or the “Commission’s Proposal”, for a Directive for a common financial transaction tax, or “FTT”, in Belgium, Germany, Estonia, Greece, Spain, France, Italy, Austria, Portugal, Slovenia and Slovakia, or the “participating Member States”. However, Estonia has since stated that it will not participate.

The Commission’s Proposal has very broad scope and could, if introduced in its current form, apply to certain dealings in the securities in certain circumstances.

Under current proposals, the FTT could apply in certain circumstances to persons both within and outside of the participating Member States. Generally, it would apply to certain dealings in the securities where at least one party is a financial institution, and at least one party is established in a participating Member State. A financial institution may be, or be deemed to be, “established” in a participating Member State in a broad range of circumstances, including (a) by transacting with a person established in a participating Member State or (b) where the financial instrument which is subject to the dealings is issued in a participating Member State.

The FTT remains subject to negotiation between the participating Member States and the legality of the proposal is uncertain. It may therefore be altered prior to any implementation, the timing of which remains unclear. Additional EU Member States may decide to participate and/or certain of the participating Member States may decide to withdraw.

Prospective holders of the securities are advised to seek their own professional advice in relation to the FTT.

PLAN OF DISTRIBUTION

General

Chile may sell the securities in any of three ways.

•	through underwriters or dealers;

•	directly to one or more purchasers; or

•	through agents.

Each prospectus supplement will set forth, relating to an issuance of the securities:

•	the name or names of any underwriters, dealer/managers or agents;

•	the purchase price of the securities, if any;

•	the proceeds to Chile from the sale, if any;

•	any underwriting discounts and other items constituting underwriters’ compensation;

•	any agents’ commissions;

•	any initial public offering price of the securities;

•	any concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which such securities may be listed.

If Chile uses underwriters or dealers in a sale, they will acquire the securities for their own accounts and may resell them in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Chile may offer the securities to the public either through underwriting syndicates represented by managing underwriters or directly through underwriters. The obligations of the underwriters to purchase a particular offering of securities may be subject to conditions. The underwriters may change the initial public offering price or any concessions allowed or reallowed or paid to dealers.

Chile may agree to indemnify any agents and underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended, or the U.S. Securities Act. The agents and underwriters may also be entitled to contribution from Chile for payments they make relating to these liabilities. Agents and underwriters may engage in transactions with or perform services for Chile in the ordinary course of business.

Chile may not publicly offer or sell the securities in Chile unless it so specifies in the applicable prospectus supplement.

Chile may also sell the securities directly or through agents. Any agent will generally act on a reasonable best efforts basis for the period of its appointment.

Chile may authorize agents, underwriters or dealers to solicit offers by certain institutions to purchase a particular offering of securities at the public offering price using delayed delivery contracts. These contracts provide for payment and delivery on a specified date in the future. The applicable prospectus supplement will describe the commission payable for solicitation and the terms and conditions of these contracts.

Chile may offer the securities to holders of other securities of Chile as consideration for Chile’s purchase or exchange of the other securities. Chile may conduct such an offer either (a) through a publicly announced tender or exchange offer for the other securities or (b) through privately negotiated transactions. This type of offer may be in addition to sales of the same securities using the methods discussed above.

Non-U.S. Offerings

Chile will generally not register under the U.S. Securities Act the securities that it will offer and sell outside the United States. Thus, subject to certain exceptions, Chile cannot offer, sell or deliver such securities within the United States or to U.S. persons. When Chile offers or sells securities outside the United States, each underwriter or dealer will acknowledge that the securities:

•	have not been and will not be registered under the U.S. Securities Act; and

•	may not be offered or sold within the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act.

Each underwriter or dealer will agree that:

•	it has not offered or sold, and will not offer or sell, any of these non-SEC-registered securities within the United States, except pursuant to Rule 903 of Regulation S under the Securities Act; and

•	neither it nor its affiliates nor any persons acting on its or their behalf have engaged or will engage in any directed selling efforts regarding these securities.

OFFICIAL STATEMENTS

Information in this prospectus whose source is identified as a publication of Chile or one of its agencies or instrumentalities relies on the authority of the publication as a public official document of Chile. All other information in this prospectus and in the registration statement for the securities that Chile has filed with the SEC is included as a public official statement made on the authority of Nicolás Eyzaguirre Guzmán, the Minister of Finance.

VALIDITY OF THE SECURITIES

The following persons, whose addresses will appear on the inside back cover of the applicable prospectus supplement or pricing supplement, will give opinions regarding the validity of the securities:

•	For Chile:

•	As to all matters of Chilean law, Morales & Besa Ltda., special Chilean counsel to Chile, or any other counsel to Chile named in the applicable prospectus supplement; and

•	As to all matters of U.S. law, Cleary Gottlieb Steen & Hamilton LLP, special New York counsel to Chile, or any other counsel to Chile named in the applicable prospectus supplement.

•	For the underwriters, if any:

•	As to all matters of Chilean law, any Chilean counsel to the underwriters named in the applicable prospectus supplement; and

•	As to all matters of U.S. law, any U.S. counsel to the underwriters named in the applicable prospectus supplement.

As to all matters of Chilean law, Cleary Gottlieb Steen & Hamilton LLP, or any other U.S. counsel to Chile named in the applicable prospectus supplement, may rely upon the opinion of any Chilean counsel to the Republic named in the applicable prospectus supplement.

As to all matters of U.S. law, any Chilean counsel to the Republic named in the applicable prospectus supplement, may rely on the opinion of Cleary Gottlieb Steen & Hamilton LLP, or any other U.S. counsel to Chile named in the applicable prospectus supplement.

AUTHORIZED REPRESENTATIVE

The authorized representative of Chile in the United States of America is Francisco Del Campo Lagos, Consul General of Chile in New York, whose address is 866 United Nations Plaza, Suite 601, New York, NY 10017.

GENERAL INFORMATION

Authorization

The Executive Power of Chile will authorize each issuance of the securities by supreme decree. Chile will obtain all consents and authorizations necessary under Chilean law for the issuance of the securities and has obtained all consents and authorizations necessary for the execution of the indenture.

Litigation

Except as described under “Government Expenditures—Government Litigation” in our annual report on Form 18-K, neither Chile nor the Ministry of Finance of Chile is involved in any litigation or arbitration proceeding which is material in the context of the issue of the securities. Chile is not aware of any similarly material litigation or arbitration proceeding that is pending or threatened.

Where You Can Find More Information

Chile has filed a registration statement for the securities with the SEC under the U.S. Securities Act. This prospectus does not contain all of the information described in the registration statement. For further information, you should refer to the registration statement.

Chile is not subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended. Chile commenced filing annual reports on Form 18-K with the SEC on a voluntary basis beginning with its fiscal year ended December 31, 2014. These reports include certain financial, statistical and other information concerning Chile. Chile may also file amendments on Form 18-K/A to its annual reports for the purpose of filing with the SEC exhibits which have not been included in the registration statement to which this prospectus and any prospectus supplements relate. When filed, these exhibits will be incorporated by reference into this registration statement.

You can request copies of the registration statement, including its various exhibits, upon payment of a duplicating fee, by writing to the SEC. You may also read and copy these documents at the SEC’s public reference room in Washington, D.C. or over the Internet at www.sec.gov.

SEC Public Reference Room

100 F Street, N.E.

Washington, D.C. 20549

Please call the SEC at 1-800-SEC-0330 for further information.

The SEC allows Chile to incorporate by reference some information that Chile files with the SEC. Incorporated documents are considered part of this prospectus. Chile can disclose important information to you by referring you to those documents. The following documents, which Chile has filed or will file with the SEC, are considered part of and incorporated by reference in this prospectus, any accompanying prospectus supplement and any accompanying pricing supplement:

•	Chile’s annual report on Form 18-K for the year ended December 31, 2016 filed with the SEC on June 12, 2017 (File No. 001-02574)(the “2016 Annual Report”);

•	Amendment No. 1 on Form 18-K to the 2016 Annual Report filed with the SEC on June 30, 2017; and

•	Each subsequent annual report on Form 18-K and any amendment on Form 18-K/A filed on or after the date of this prospectus and before all of the debt securities and warrants are sold.

Later information that Chile files with the SEC will update and supersede earlier information that it has filed.

As long as any series of the debt securities or any warrants are listed on the Luxembourg Stock Exchange, you may receive free of charge copies of the following documents with respect to such securities on any business day at the offices of the paying agents in Luxembourg:

•	the indenture incorporating the forms of the debt securities;

•	the relevant warrant agreement;

•	English translations of the relevant supreme decree; and

•	copies of the most recent annual economic report of Chile.

ISSUER

Republic of Chile

The Ministry of Finance

Teatinos 120, Piso 12

Santiago, Chile

Postal Code 8340487

TRUSTEE

The Bank of New York Mellon

101 Barclay Street, Floor 7E

New York, New York 10286

Attn: Global Corporate Trust

PAYING AGENT AND TRANSFER AGENT IN LUXEMBOURG

The Bank of New York Mellon SA/NV, Luxembourg Branch

Vertigo Building-Polaris

2-4 rue Eugène Ruppert

L-2453 Luxembourg

LISTING AGENT

The Bank of New York Mellon SA/NV, Luxembourg Branch

Vertigo Building-Polaris

2-4 rue Eugène Ruppert

L-2453 Luxembourg

LEGAL ADVISORS TO CHILE

As to New York law Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 United States of America	As to Chilean law Morales & Besa Ltda. Av. Isidora Goyenechea 3477, piso 19, Las Condes, Santiago, Chile Postal Code 7550106

LEGAL ADVISORS TO THE UNDERWRITERS

As to New York law Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 United States of America	As to Chilean law Philippi, Prietocarrizosa, Ferrero DU & Uría SpA El Golf 40, 20th Floor, Las Condes, Santiago, Chile Postal Code 7550107